

2026

Notice of Virtual Annual Meeting of Shareholders and Proxy Statement

April 29, 2026 | 9:00 a.m. Eastern Time
www.virtualshareholdermeeting.com/VCEL2026



VERICEL®

**Transforming lives through the power of
innovative cell therapies and specialty biologics**

Message from Our President and Chief Executive Officer



"The Company executed extremely well in 2025, delivering a strong financial performance and achieving key strategic objectives that position the Company for significant and sustained growth."

Dear Shareholder:

Vericel delivered another strong year of financial and business results in 2025 as the Company achieved record full-year revenue of $276.3 million, maintaining its 20% compound annual total revenue growth rate since the launch of MACI®. The Company also delivered top-tier profitability metrics as our revenue growth, operating leverage and continued expense management generated an increase in gross margin to 74% for the full year and $70.9 million of adjusted EBITDA, representing full-year growth of 33% over the prior year. Importantly, the Company's strong commercial and financial performance generated full-year GAAP net income of $16.5 million, representing the second consecutive year of GAAP profitability for the Company and 59% net income growth over the prior year. Finally, we ended the year with approximately $200 million in cash and investments and no debt, as we continue to elevate the Company's top-tier financial profile.

The Company's financial performance in 2025 was led by MACI, with record full-year MACI revenue of $239.5 million, representing 21% growth over the prior year and the third consecutive year of 20% or more growth for the product. MACI had a strong close to the year in the fourth quarter achieving the highest ever quarterly number of MACI implants, implanting surgeons, surgeons taking biopsies and biopsies. MACI's leadership position in the cartilage repair market has continued to strengthen, as MACI has generated a compound annual growth rate of 24% since we launched the product in 2017. In addition, more than 20,000 patients have now been treated with MACI in the U.S. We believe that MACI's strong clinical profile, together with the surgeon and patient benefits of a simpler, less invasive surgery will continue to drive the product's growth moving forward.

MACI's performance was driven in part by the uptake of MACI Arthro®, which is designed to treat smaller cartilage defects on the femoral condyle of the knee and represents the largest segment of MACI's overall addressable market. During 2025, our commercial and clinical teams were very successful in training both new and existing MACI surgeons on the MACI Arthro technique and have now trained approximately 1,000 surgeons to date. Notably, among this trained surgeon population we have seen an inflection in MACI biopsy and implant growth. We believe that these positive trends are driven by the fact that MACI Arthro is a less invasive procedure with the potential for improved patient outcomes. Notably, growth in the small condyle defect segment accelerated in MACI Arthro's first full year on the market in 2025, as this segment became one of MACI's highest implant and biopsy growth segments. We believe these positive trends, coupled with a 30% expansion in our sales force, will drive sustained strong growth for MACI in the years ahead.

The Company also made substantial progress on its operational and lifecycle management goals during 2025 as we continue to position the Company for sustained long-term growth. We initiated the Phase 3 MACI Ankle MASCOT clinical study in the fourth quarter. A potential MACI Ankle indication represents the second largest market opportunity for MACI outside the knee, with an estimated addressable market of more than $1 billion, and would also enable the Company to expand into other areas of the orthopedics market.

The Company also received FDA approval for MACI commercial manufacturing at its new state-of-the-art advanced cell therapy manufacturing facility in March 2026. In addition to significantly increasing our cell therapy manufacturing capacity to support the long-term growth of MACI and Epicel®, the new facility is designed to meet both U.S. and global manufacturing requirements, which provides strategic flexibility to potentially commercialize MACI outside the U.S. We are taking a staged approach to MACI's international expansion, with the first phase targeting a planned launch in the United Kingdom in 2027.

For 2025, our Burn Care franchise achieved total revenue of $36.8 million, consisting of $32.1 million of Epicel revenue and $4.7 million of NexoBrid® revenue. Epicel remains an important treatment option for severe burn patients in the United States. NexoBrid uptake continues to increase at burn centers across the country since its commercial launch at the end of 2023. The addition of NexoBrid to our commercial portfolio has expanded the addressable market for our Burn Care franchise and we believe that our larger commercial footprint will continue to drive both NexoBrid uptake and increased Epicel utilization.

Overall, the Company executed extremely well in 2025, delivering a strong financial performance and achieving key strategic objectives that position the Company for significant and sustained growth. In 2026, we expect another year of strong revenue and profit growth, driven primarily by the continued strength of our MACI business and the continued utilization of our Burn Care products. Given the momentum in our business, the significant market opportunities for our products and our strong financial profile, we believe that Vericel is very well positioned for sustained long-term growth in the years ahead.

On behalf of our executive leadership team and Board of Directors, I would like to thank our patients who inspire us, our employees for their dedication, and our customers and shareholders for your continued support. We look forward to continued success in 2026 and in the years ahead.

Sincerely,

Dominick Colangelo
President and Chief Executive Officer

Notice of Virtual Annual Meeting of Shareholders



Background



DATE AND TIME
April 29, 2026, at
9:00 a.m. Eastern Time



LOCATION
Via a live audio webcast at
www.virtualshareholdermeeting.com/VCEL2026



WHO CAN VOTE
You may vote at the Annual Meeting if you were a shareholder of record at the close of business on March 6, 2026

Voting Items

1   Page 20 ≫

To elect seven (7) directors, each to serve a term of one year, expiring at the 2027 annual meeting

✔ **FOR** each director nominee

2   Page 45 ≫

To approve, on an advisory basis, the compensation of our named executive officers

✔ **FOR**

3   Page 70 ≫

To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026

✔ **FOR**

Dear Shareholder of Vericel Corporation:

You are cordially invited to attend the Virtual Annual Meeting of Shareholders of Vericel Corporation (the "Annual Meeting"), a Michigan corporation. The Annual Meeting will be held on Wednesday, April 29, 2026, at 9:00 a.m. Eastern Time, via a live audio webcast at www.virtualshareholdermeeting.com/VCEL2026. A list of shareholders entitled to vote at the Annual Meeting will be available for inspection by any shareholder at our offices in Burlington, Massachusetts during ordinary business hours for a period of 10 days prior to the meeting. This list will also be available for shareholders to view online at the time of the meeting.

Shareholders will also consider such other business as may properly come before the Annual Meeting and any adjournment thereof.

By Order of the Board of Directors,

Sean C. Flynn

Sean Flynn
Chief Legal Officer
Burlington, Massachusetts
March 19, 2026

Voting Methods

INTERNET OR TELEPHONE
Follow the instructions on your proxy card and at www.proxyvote.com

MAIL
Vote, sign and return the proxy card to Broadridge Financial Solutions, 51 Mercedes Way, Edgewood, New York 11717

ONLINE AT THE ANNUAL MEETING
www.virtualshareholdermeeting.com/VCEL2026

If you attend the Annual Meeting, you may vote during the meeting even if you have previously voted via the Internet, by telephone, or by returning your proxy card.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE VERICEL 2026 VIRTUAL ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 29, 2026

The Notice of Virtual Annual Meeting of Shareholders, Proxy Statement, proxy card and our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, are available at www.vcel.com by following the link for "Investor Relations." To obtain more information concerning how to attend the Annual Meeting via the live audio webcast, please contact Vericel Corporation at (617) 588-5555.

Whether or not you plan to attend the Annual Meeting, please promptly complete your proxy as indicated above in order to ensure representation of your shares. For specific instructions on how to vote your shares, please review the instructions for each of these voting options as detailed in your Notice and in this Proxy Statement.

Table of Contents

Proxy Overview

This Proxy Statement is being furnished in connection with the solicitation of proxies by the Board of Directors of Vericel Corporation (the "Board of Directors" or the "Board"), a Michigan corporation, for use at the Annual Meeting of Shareholders to be held on Wednesday, April 29, 2026, at 9:00 a.m. Eastern Time, via a live audio webcast at www.virtualshareholdermeeting.com/VCEL2026 or at any adjournments or postponements thereof. An Annual Report to Shareholders, containing financial statements for the year ended December 31, 2025, and this Proxy Statement are being made available to all shareholders entitled to vote at the Annual Meeting. This Proxy Statement and the form of proxy were first made available to shareholders on or about March 19, 2026. Unless the context requires otherwise, references to "we," "us," "our," the "Company," and "Vericel" refer to Vericel Corporation.

This overview highlights certain information contained elsewhere in this Proxy Statement and does not contain all of the information that you should consider. You should read the entire Proxy Statement carefully before voting. For more information about our business and 2025 performance, please review our Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the Securities and Exchange Commission ("SEC") on February 26, 2026.

About Vericel

Vericel is a leading provider of advanced therapies for the sports medicine and severe burn care markets. We maintain a highly differentiated portfolio of cell therapy and specialty biologic products, which combine innovations in biology with medical technologies. We were among the first companies to achieve commercial success in the complex field of cell therapies with treatments that use tissue engineering to regenerate skin and healthy knee cartilage.

Today, we are known for putting a patient's own cells to work — and working for each of our patients. We deliver our therapies with personalized care and attention. This approach has created many promising possibilities for expanding our portfolio. As we grow, our purpose remains the same: to produce therapies as individual as the people who need them.

We currently market three products in the United States:

SPORTS MEDICINE	SEVERE BURN CARE
 	 
MACI® (autologous cultured chondrocytes on porcine collagen membrane) is an autologous cellularized scaffold product indicated for the repair of symptomatic, single or multiple full-thickness cartilage defects of the knee with or without bone involvement in adults.	Epicel® (cultured epidermal autografts) is a permanent skin replacement for the treatment of patients with deep dermal or full thickness burns greater than or equal to 30% of total body surface area.
In connection with our MACI product, we sell (1) MACI biopsy kits, which are used by treating surgeons to provide a sample of cartilage tissue to us, which can later be used to manufacture a MACI implant, and (2) MACI Arthro® instruments, which can be used by an orthopedic surgeon to deliver MACI to a treated patient using an arthroscopic approach.	We also hold an exclusive license for North American rights to NexoBrid® (anacaulase-bcdb), a botanical drug product containing proteolytic enzymes, which is indicated for the removal of eschar in adult and pediatric patients with deep partial-thickness and/or full-thickness thermal burns.

Our portfolio is unique in that there are significant barriers to entry for competitive products. For MACI and Epicel, which are regulated as combination biologic/device products by the FDA, there are no established generic biosimilar or 510(k) pathways to enter the market, so future entrants will almost certainly be required to follow a standard clinical trial pathway, which is challenging and the results of which are often uncertain. We believe there are no similarly situated competitors in either of these markets in the near-term.

Our Products: Advanced Therapies for the Sports Medicine and Severe Burn Care Markets

SPORTS MEDICINE





Our lead product is MACI, an advanced cell therapy product that uses a patient's own cells to repair damaged cartilage tissue and restore function in the knee. We launched MACI in 2017 for the treatment of cartilage defects in the knee, and MACI is now the leading restorative cartilage repair product in the sports medicine market, and the only FDA-approved product in its class. MACI is produced from a patient's own cells, which are obtained from a biopsy of healthy cartilage, expanded and placed onto a resorbable porcine collagen membrane that is implanted into the area of the cartilage defect through a minimally-invasive outpatient surgical procedure.



Since its commercial launch, a treating surgeon has been able to use MACI to treat a patient through an open surgical procedure. In August 2024, the FDA approved a supplemental Biologics License Application expanding the MACI indication to add instructions for the arthroscopic delivery of MACI to the product's approved labelling. MACI Arthro provides a less invasive technique compared to the open arthrotomy approach and allows surgeons to evaluate, prepare and treat cartilage defects and deliver the MACI implant under direct arthroscopic visualization and, should the surgeon so choose, to use specialized and custom-designed instruments through small incisions or portals. We believe the arthroscopic delivery of MACI may increase the ease of MACI's use for physicians and may reduce both the length of the procedure as well as the procedure-induced trauma, which may result in a reduction of a patient's post-operative pain and accelerate a patient's recovery. Importantly, we believe MACI Arthro will drive continued strong growth for the product, as it provides an opportunity to increase the product's penetration into the largest segment of overall MACI addressable market, smaller defects (2-4 cm^2) located in the femoral condyle region of the knee. We have already seen a significant increase in both MACI biopsies and MACI implants performed by those orthopedic surgeons who have engaged in MACI Arthro training and education programs to date.





We also are focused on delivering MACI treatment to patients suffering from cartilage defects in the ankle, which represents largest market opportunity for MACI outside of the knee. Following an application to the FDA, we received Investigational New Drug ("IND") clearance for MACI's use in the ankle during the second quarter of 2025, and during the fourth quarter of 2025 we initiated a Study of MACI in Patients Aged 17 to 65 with Symptomatic Chondral or Osteochondral Defects of the Talus ("MASCOT"). MASCOT is a two-year prospective, multicenter, two-arm, parallel group open-label trial in which a total of 309 subjects, aged 17 to 65 will be randomized using a 2:1 ratio to receive a one-time treatment in the talus with MACI or arthroscopic bone marrow stimulation. MASCOT is the first randomized, controlled clinical trial evaluating MACI for the treatment of Osteochondral Lesions of the Talus ("OLT"). There are approximately 165,000 ankle resurfacing procedures conducted in the U.S. each year. Approximately 66,000 of those patients each year are considered clinically appropriate for MACI by surgeons. We estimate that approximately 18,000 of those patients suffer from larger ankle cartilage lesions, resulting in an increase of MACI's addressable market. If approved, we believe MACI's label expansion allowing its use to repair cartilage defects in the ankle will be a significant long-term growth driver for the product in the coming years and would enable the Company to potentially expand into other orthopedic markets.

SEVERE BURN CARE



(anacaulase-bcdb)



In the burn care market, our products are focused on the treatment of hospitalized patients with severe burns. For these patients, the treatment pathway entails first removing the damaged burn tissue, or eschar, and then covering the wound area to close the wound. NexoBrid, which we launched in the U.S. in 2023, is an orphan biologic product containing proteolytic enzymes that is indicated for the removal of eschar in adult and pediatric patients with deep partial and/or full-thickness thermal burns. NexoBrid satisfies an unmet need in burn treatment by selectively degrading eschar over the course of four hours while preserving viable tissue. The advantages of removing tissue damaged from burns while preserving viable skin are significant and NexoBrid's clinical results, which underpin its FDA approval, are compelling in terms of long-term healing outcomes.



(cultured epidermal autografts)

Epicel is the only cultured epidermal autograft product approved by the FDA for the treatment of adult and pediatric patients with deep dermal or full-thickness burns greater than or equal to 30% of their total body surface area. Epicel is a permanent skin replacement produced from a patient's own skin cells, which are obtained from two postage stamp-sized biopsies of healthy skin, expanded to form skin grafts, and placed onto the burn wound site. With leading products that address both aspects of the treatment pathway, we believe we have the premiere portfolio in the severe burn care market.

Our Total Addressable Market and Opportunity to Deliver Sustained Long-Term Growth

We believe our differentiated products and continued innovation position us to capitalize on large underpenetrated markets with a total addressable market opportunity expanding to over $5.5 billion in the years ahead.



We are the market leader in knee cartilage repair. There are more than 750,000 knee cartilage repair surgical procedures performed each year in the U.S. Of these, approximately 315,000 patients have cartilage defects that are covered by the current MACI label. Based on defect characteristics, surgeons that have implanted MACI consider approximately 125,000 of these patients clinically appropriate for MACI. Approximately 60,000 of the eligible patients have larger lesions that we believe are likely to secure insurance authorization for MACI. Given the number of cartilage injuries, the knee cartilage repair market represents a significant commercial opportunity for MACI, and we estimate that our current overall MACI target addressable market exceeds $4 billion. We expect to further enhance our growth profile and reinforce our position as a premiere high-growth sports-medicine business by continuing to drive uptake of the core MACI open procedure through broader and deeper utilization by our surgeon customers, which we expect to amplify following our recent launch of MACI Arthro, and the 2025 expansion of our MACI commercial sales force by approximately 30%.

We are also focused on expanding our core MACI business by evaluating opportunities to expand MACI to other joints, beginning with a potential MACI Ankle™ indication. MACI Ankle represents the largest cartilage repair opportunity outside of the knee, and an addressable market of approximately $1 billion. We successfully initiated the randomized, controlled MASCOT trial during the fourth quarter of 2025, which will evaluate MACI for the treatment of osteochondral lesions of the talus, versus bone marrow stimulation. If approved, we believe MACI's expansion into the ankle will be another significant longer-term growth driver for the product in the years ahead.

We continue to drive our second high-growth franchise in burn care with the continued uptake of NexoBrid following its commercial launch in late 2023 and the increased utilization of Epicel in the U.S. We estimate that there are approximately 600 surviving patients in the U.S. each year with full-thickness burns greater than 40% of total body surface area that are candidates for treatment with Epicel, representing a potential market opportunity of $300 million per year. Similarly, we estimate that there are approximately 40,000 hospitalized burn patients in the U.S. each year, the majority of whom will require eschar removal and are candidates for treatment with NexoBrid, representing a potential and incremental market opportunity of $300 million per year.

Business Highlights

Growth Strategy Leverages Near-Term & Long-Term Opportunities

 ### Strong Financial Profile

- Total net revenue growth of 16.5% to $276.3 million in 2025
- Gross margin expansion in 2025 to 74%
- GAAP net income of $16.5 million in 2025, equating to full-year growth of 59% versus the prior year and representing the second consecutive year of GAAP net profitability
- Full-year non-GAAP adjusted EBITDA* growth of 33% to $70.9 million, or 26% of total net revenue, driving operating cash flow to $51.9 million in 2025
- Nearly $200 million in cash and investments and no debt as of December 31, 2025

 ### Expanding Core Portfolio

- Remain on track to initiate commercial manufacturing for MACI in our new facility this year, which is designed to meet both U.S. and global manufacturing requirements and will allow the Company to commercialize MACI outside the U.S.
- Focused on obtaining regulatory and marketing approval for MACI in the United Kingdom and, if successful, anticipate commercializing MACI in the United Kingdom in 2027
- Initiated MACI Ankle (MASCOT) clinical trial during the fourth quarter of 2025

 ### High-Growth Sports Medicine Franchise

- Market leader in knee cartilage repair
- 21% MACI revenue growth in 2025 to $239.5 million, representing the third consecutive year of $20%+ MACI revenue growth
- 24% compound annual growth rate for MACI since product launch in 2017
- 30% sports medicine sales force expansion in 2025
- FDA Approval and launch of MACI Arthro in 2024
- Continued strong growth in MACI surgeons and MACI biopsies

 ### Expand Leadership in Severe Burn Care

- NexoBrid launched commercially in Q4 2023
- NexoBrid pediatric indication achieved in Q3 2024
- High surgeon interest in NexoBrid

We believe that our product portfolio provides an exceptionally solid foundation to deliver sustained strong revenue and profitability growth in the years ahead. We expect to further enhance our profile by reinforcing our position as a premier high-growth sports medicine business as we expand our leadership position in the knee cartilage repair market by maximizing certain MACI growth drivers within the product's current indication, expanding MACI's indication to encompass new treatment targets, and creating a second high-growth franchise in burn care with the continued growth and utilization of NexoBrid and Epicel.

We have completed construction of a new state-of-the-art advanced cell therapy manufacturing and corporate headquarters facility in the Greater Boston area, which we completely self-funded from our existing cash position. In March 2026, we announced that the FDA has now qualified and approved the facility for commercial MACI manufacturing, which we expect will begin in the second quarter of 2026. The 125,000 ft^2 facility significantly increases our cell therapy manufacturing capacity to support the long-term growth of our commercial

products. Importantly, the new facility is designed to meet both U.S. and global manufacturing requirements, which provides strategic flexibility to potentially commercialize MACI outside the U.S. and expand our geographic footprint. To that end, the Company is initiating a staged approach to our MACI international expansion, with the first phase targeting a planned MACI launch in the United Kingdom. The United Kingdom represents an ideal first step for international expansion with a clearly defined regulatory pathway, a high level of awareness and surgeon advocacy for MACI given that the product was previously marketed in the country and maintains an established reimbursement pathway and concentrated points of care at centers of excellence. We expect to submit a marketing application in the middle of this year and potentially launch MACI in the United Kingdom in the first half of 2027, as we seek to expand the long-term growth and value creation opportunities for the Company.



---

* For more information concerning Vericel's presentation of non-GAAP measures, including a reconciliation of reported net income (GAAP) to adjusted EBITDA (non-GAAP), please refer to the Company's discussion of "GAAP versus non-GAAP Measures", on page 78 of this Proxy Statement.

Financial Highlights

Continued Strong Revenue and Profit Growth Across the Organization

TOP-TIER TOTAL NET REVENUE GROWTH



- Durable growth platform equating to multiple years of top-tier revenue growth
- Significantly underpenetrated markets diversified across two franchises
- Strong reimbursement profiles
- Nearly $200 million in cash and investments and no debt as of December 31, 2025

NET INCOME



ADJUSTED EBITDA*



- Converting strong revenue growth into cash flow generation
- Adjusted EBITDA* growth of 33% during 2025
- GAAP net income positive for second consecutive year, including $16.5 million of net income in 2025
- 22 consecutive quarters with positive adjusted EBITDA* and Operating Cash Flow through Q4 2025

*   For more information concerning Vericel's presentation of non-GAAP measures, including a reconciliation of reported net income (GAAP) to adjusted EBITDA (non-GAAP), please refer to the Company's discussion of "GAAP versus non-GAAP Measures", on page 78 of this Proxy Statement.

Our Commitment to Our People and Patients

We are passionate, not only about serving the patients and healthcare professionals who use our products, but also about our continuing commitment to our employees.

Patients

Access to Our Products

- **More than 23,000 patients** have benefited from our **innovative advanced cell therapy and specialty biologics products** to date.

- In 2024, we achieved FDA approval of, and commercially launched, MACI Arthro, **a custom arthroscopic delivery system** for MACI, which we believe will increase MACI's ease of use for surgeons and reduce both the length of the procedure and the post-operative pain and recovery time for patients.

- In 2025, we initiated the randomized, controlled **MASCOT trial** to evaluate MACI's use in the ankle. If approved, MACI Ankle™ will enable patients suffering from cartilage defects in the ankle to be treated with MACI.

- We have established a **patient support program** with dedicated case managers who provide services related to coordination of patient insurance benefits.

Product, Quality & Safety

- We have established a **Quality Management System**, which ensures the highest quality standards for our products.

- **No documented cGMP violations or FDA enforcement actions** with respect to any of our operations **over the past six years**.

People

Compensation and Rewards Program

- **Pay equity is a core tenet of our compensation philosophy,** and internal analyses are conducted regularly to maintain consistency in the administration of these programs.

- Components of our compensation and rewards programs include competitive base salary, performance-based bonus targets to incentivize individuals towards the achievement of personal and corporate goals, long-term equity incentive compensation in the form of stock option and RSU grants, and additional employee appreciation programs and events.

Benefit Programs and Employee Wellness

We strive to provide employees with a **comprehensive offering of programs to support health and wellness**, including:

 healthcare;

 tuition assistance;

 dental and vision insurance;

 paid time off and leave programs;

 flexible spending accounts;

 fitness membership subsidies;

 employee assistance counseling and education programs;

 company contributions to employee 401(k) accounts; and

 life and accidental death and dismemberment insurance;

 other programs designed to foster employee health and well-being.

We offer our employees **internal development** and **advancement opportunities** and encourage **continued learning** through internal and external programs and educational institutions.

Corporate Governance

Board Independence and Composition

- **6 out of 7 current directors** are **independent**



6/7
independent directors

- **2 out of 7 current directors (29%)** are **women**



2/7
female directors

- **100% independent** committee members



100%
independent committee members

- **Executive sessions** of independent directors at each meeting
- Board and committees **may engage outside advisers** independently of management
- **Independent Chairman of the Board** with clearly delineated duties and robust authority

Ethics & Compliance

- Establish and maintain a culture of compliance, including a comprehensive Compliance Program consistent with applicable industry and regulatory guidance
- Maintain and enforce corporate policies and procedures governing our interactions with healthcare professionals as well as the appropriate promotion of the benefits and risks associated with our products
- Robust compliance training and effective monitoring and auditing procedures are performed by members of the Vericel legal and compliance team
- Engage with third-party partners to proactively identify and address compliance-related trends as well as state and federal legal and regulatory updates that apply to our business

Board Performance Oversight Role

- Oversight of **key risk areas** and certain aspects of risk management efforts, such as **strategic plan development and execution, executive succession planning, cybersecurity, human capital management and the overall management process**
- Oversight of executive compensation programs **to align with long-term strategies**

Board and Committee Meetings Attendance



100%

- **100% director attendance** at our 2025 annual meeting of shareholders



85%

- All directors attended **at least 85% of the meetings of the Board during 2025**



100%

- All directors attended **100% of the meetings of the committees** on which they served during 2025

Other Board Practices

- Annual Board and committee **self-evaluations**
- **Board education** on key topics, including SEC compliance, cybersecurity, and the use of artificial intelligence

Shareholder Rights

- **Annual** election of directors
- **No shareholder rights plan or "poison pill"**

Policies, Programs and Guidelines

- Maintain a robust and comprehensive **Code of Business Conduct and Ethics**
- Policy **preventing the hedging or pledging** of our shares by directors and executive officers
- **Commitment to diversity** of the Board in terms of specific skills and demographics (including expertise, race, ethnicity and gender)
- As of December 31, 2025, all officers and non-employee directors were in compliance with the requirements of the Company's robust **Stock Ownership Guidelines**
- Implementation of comprehensive **Corporate Governance Guidelines**
- Updated **Policy for the Recoupment of Erroneously Awarded Incentive Compensation (the "Clawback Policy")** adopted by the Board of Directors in 2023 to comply with the requirements of applicable law and Nasdaq listing rules
- Amendment to the **Charter of the Compensation Committee** during 2023 to reflect its oversight of the Company's implemented Deferred Compensation Program

Information Security & Privacy

- Our integrated information technology systems are supported by policies aligned with the National Institute of Standards and Technology Cybersecurity Framework
- During 2025, the Company continued its comprehensive efforts with outside experts to evaluate and enhance its cybersecurity incident response readiness

PROPOSAL 1

Election of Directors

To elect seven (7) directors, each to serve a term of one year expiring at the 2027 annual meeting of shareholders.

✔ The Board recommends a vote **FOR** each director nominee.

See page 20 »

Robert Zerbe, M.D., 75
Chairman of the Board
Retired Chief Executive Officer,
QUATRx Pharmaceuticals Company
Tenure: 20 years
Other Public Boards: 0
Committee Membership:



Ⓐ

Dominick Colangelo, 62
President and
Chief Executive Officer,
Vericel Corporation
Tenure: 13 years
Other Public Boards: 1
Committee Membership: None

Lisa Wright, 51
President and
Chief Executive Officer,
Community Health
Choice, Inc.
Tenure: 5 years
Other Public Boards: 0
Committee Membership:



Ⓖ





Board of Directors

Heidi Hagen, 57
Former Chief Technical
Officer,
Sonoma Biotherapeutics
Tenure: 13 years
Other Public Boards: 0
Committee Membership:



Ⓖ Ⓒ

Paul Wotton, Ph.D., 65
Founding Partner and
CEO, RBL LLC
Adjunct Professor, Rice
University
Tenure: 11 years
Other Public Boards: 1
Committee Membership:

Ⓒ Ⓖ

Alan Rubino, 71
Former Chief
Executive Officer,
Emisphere
Technologies, Inc.
Tenure: 21 years
Other Public Boards: 0
Committee Membership:



Ⓒ Ⓐ

INDEPENDENT

Kevin McLaughlin, 69
Former Chief Financial Officer,
Acceleron Pharma, Inc.
Tenure: 11 years
Other Public Boards: 1
Committee Membership:



Ⓐ

Ⓐ **Audit Committee**   Ⓒ **Compensation Committee**   Ⓖ **Governance and Nominating Committee**   ● **Chair**   ● **Member**

Board Snapshot

Skills and Experience

Independence

1
Not
Independent

6
Independent

Age

2
70-79
yrs old

2
50-59
yrs old

3
60-69
yrs old

Tenure

2
15+ yrs

1
1-5 yrs

4
11-15 yrs

Prior Board Experience
6/7

Industry Experience

BioPharma
7/7

Complex Biologics
3/7

Medical Technologies
2/7

Functional Expertise

CEO/GM
7/7

Marketing/Sales
4/7

Business Development
5/7

Finance
4/7

Research & Development
3/7

Chief Operating Officer
3/7

Technical Operations
2/7

Healthcare Operations
1/7

Payer
1/7

Shareholder Engagement



Vericel greatly values the perspectives that we gain through direct engagement with our shareholders.

In 2025, our shareholder engagement included participation in multiple investor conferences and numerous individual investor meetings and calls on a variety of topics, such as business and financial performance, Company strategy and direction, executive compensation and product development and commercialization.

PROPOSAL 2
Advisory Vote to Approve the Compensation of our Named Executive Officers

To vote on an advisory resolution to approve the compensation of Vericel's named executive officers.

✔ The Board recommends a vote **FOR** this proposal. See page 45 »

2025 Financial and Business Performance



$276.3 million

Record full-year total net revenue, continuing a 20% compound annual growth rate for Company revenue since 2017



33%*

Adjusted EBITDA year-over-year growth rate



$239.5 million

MACI net revenue, representing 21% year-over-year growth and the third consecutive year of 20%+ growth



$70.9 million*

Non-GAAP adjusted EBITDA



$16.5 million

Second consecutive year of positive GAAP net income, and a 59% increase versus 2024



Nearly $200 million

Cash and investments as of December 31, 2025, and no debt

* For more information concerning Vericel's presentation of non-GAAP measures, including a reconciliation of reported net income (GAAP) to adjusted EBITDA (non-GAAP), please refer to the Company's discussion of "GAAP versus non-GAAP Measures", on page 78 of this Proxy Statement.

Elements of Compensation

The primary components of our executive officer compensation program are: (i) annual base salary; (ii) annual non-equity incentive compensation, which is based on the achievement of specified Company goals; and (iii) long-term equity incentive compensation in the form of periodic stock options and restricted stock unit ("RSU") grants, with the objective of aligning the executive officers' long-term interests with those of our shareholders.

	Element	Target Mix	Strategy and Performance Alignment
Fixed	**Base Salary**	**14%**	Base salaries are established, in-part, based on the individual experience, skills and expected contributions of our executives, their performance during the prior year, and a comparison against peer group benchmarks.
At-Risk	**Annual Non-Equity Incentive Compensation**	**9%**	The determination of annual incentives for our executives is tied to achieving our financial targets, advancing our commercial and development-stage products and accomplishing operational goals. • Commercial and Financial Performance Goals: **40%** • Product Goals: **40%** • Operational Goals: **20%** Additional Upside Value Goal Opportunity **(up to 15%)**
	Long-Term Equity Incentive Compensation	**77%**	Long-term incentive compensation aligns employees with shareholders and further incentivizes our executive officers to drive stock price growth and allows them to share in any appreciation in the value of our common stock.

Performance Against Our 2025 Metrics

Our Goals	Our Metrics	Our Performance
Commercial and Financial Performance Goals	Generate total net product revenue of at least $288.2 million	Partially Met
	Achieve budget expense target of $220.3 million	Met or Exceeded
Product Goals	Achieve budgeted MACI goals of increasing number of biopsy surgeons and number of MACI Arthro implants; achieve unique Epicel biopsy center target; and achieve goal of obtaining NexoBrid orders at target burn centers	Did not Meet
	Complete MACI, Epicel and NexoBrid long-term brand development initiatives	Met or Exceeded
	Submit MACI Ankle IND to the FDA by Q2 2025 and initiate MASCOT trial by December 31, 2025	Met or Exceeded
Operational Goals	Complete manufacturing facility and key manufacturing/IT efficiency improvement initiatives	Met or Exceeded
	Deliver employee programs that build upon Vericel's high performing culture	Met or Exceeded
Upside Value Goals	Execute high-quality business development transaction	Did not Meet

Met or Exceeded   Partially Met   Did not Meet

Governance Features of Our Executive Compensation Program

 **What We Do**

- ✔ Pay with performance alignment
- ✔ Balance of short-and long-term incentive compensation programs and goals to support value creation
- ✔ Independent compensation consultant
- ✔ Annual say-on-pay vote
- ✔ Competitive benchmarking of executive pay
- ✔ Robust Stock Ownership Guidelines
- ✔ Enhanced Clawback Policy
- ✔ Shareholder engagement and consideration of shareholder input on executive pay practices

 **What We Don't Do**

- ✖ No excessive perquisites
- ✖ No tax gross-ups on executive perquisites or on executive severance or change in control benefits
- ✖ No single-trigger change in control benefits
- ✖ No hedging or pledging permitted
- ✖ No supplemental company-paid retirement benefits
- ✖ No "evergreen" replenishment of shares
- ✖ No dividends or dividend equivalents on unearned equity awards
- ✖ No stock option repricing without prior shareholder approval

See pages 48-59 of this Proxy Statement for additional explanation of these governance features.

PROPOSAL 3

Ratification of Appointment of Independent Registered Public Accounting Firm

To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2026.

✔ The Board recommends a vote **FOR** this proposal.   See page 70 »

The Audit Committee has selected PricewaterhouseCoopers LLP ("PwC") as Vericel's independent registered public accounting firm to audit the consolidated financial statements of Vericel for the fiscal year ending December 31, 2026. PwC has acted in such capacity since its appointment in fiscal year 1996.

As part of its duties, the Audit Committee considered the provision of services, other than audit services, during the fiscal year ended December 31, 2025 by PwC, our independent registered public accounting firm for that period, to ensure the firm maintains its independence. The following table sets forth the aggregate fees accrued by Vericel for the fiscal years ended December 31, 2024 and 2025, respectively, for PwC:

Name	Fiscal Year Ended December 31, 2024 ($)	Fiscal Year Ended December 31, 2025 ($)
Audit Fees	1,394,500[1]	1,640,000[1]
Audit Related Fees	—	—
Tax Fees	—	—
All Other Fees	2,000[2]	2,000[2]
Total	**1,396,500**	**1,642,000**

[1] The Audit Fees for the years ended December 31, 2024 and 2025 were for professional services rendered for the audits and reviews of the consolidated financial statements of Vericel, professional services rendered for issuance of consents, assistance with review of documents filed with the SEC and out-of-pocket expenses incurred.

[2] All other Fees represent an annual license fee for technical accounting research software and the use of accounting disclosure checklists.

Corporate Governance

> **PROPOSAL 1**
> ## Election of Directors
>
> ✔ The Board recommends a vote **FOR** the election of each nominee.

Overview

The Vericel Board of Directors provides oversight of, and strategic guidance to, our Company's senior management. The core responsibility of a director is to fulfill his or her duties of care and loyalty and otherwise exercise his or her business judgment in the best interests of the Company and its shareholders. The Board is responsible for overseeing the Company's officers, including the President and Chief Executive Officer, and for ensuring that management advances the interests of the shareholders through the operation of the Company's business. The Board recognizes that it is management's responsibility to carry out the policies and strategies approved by the Board and to manage and carry out the operation of the Company's business. Our Board is committed to legal and ethical conduct in fulfilling its responsibilities and it expects all directors, as well as officers and employees of the Company, to adhere to Vericel's Code of Business Conduct and Ethics, a copy of which is available on the Company's website.

Our Board is committed to the continuous improvement of our corporate governance structure and enhancing the composition and effectiveness of the Board itself.

History of Commitment to Good Governance Practices

Independent Oversight

- **Independent Chair**
- **6 of 7** director nominees and **100% of committee members** are independent
- **Executive sessions** of independent directors at each regularly scheduled Board and committee meeting

Enhanced Board Performance

- Board and Committee **annual evaluations** and assessment of needed skills
- Commitment to **diversity** and **Board refreshment**
- **Director education** programs on timely topics

Shareholder Rights

- **No** active **Shareholder Rights Plan**
- **Annual election** of directors
- Robust **Stock Ownership Guidelines** that apply to our non-employee directors and named executive officers and with which each of our directors and officers were in compliance as of December 31, 2025

Our Company's Amended and Restated Bylaws ("Bylaws") provide that the Board of Directors will consist of not less than five nor more than nine members, as fixed from time-to-time by a resolution of the Board, and that all directors will be elected annually. The Board currently consists of seven (7) directors. In accordance with its standard refreshment processes, discussed more fully below, the Board continues to assess its composition to ensure that it has the right balance of skills and operating experience to oversee long-term strategy and provide effective oversight. The persons named below as nominees for director will, if elected, each serve a term of one year expiring at the 2027 annual meeting of shareholders or until their successors are elected and qualified.



Vote Required

The affirmative vote of a plurality of the total shares of common stock entitled to vote and be represented in person or by proxy is required for the election of each of the nominees. It is the intention of the persons named as proxies to vote such proxy FOR the election of all nominees, unless otherwise directed by the shareholder. The Board of Directors knows of no reason why any of the nominees would be unable or unwilling to serve, but if any nominee should for any reason be unable or unwilling to serve, the proxies will be voted for the election of such other person for the office of director as the Board may recommend in place of such nominee.

Shares present or represented and not so marked as to withhold authority to vote for a particular nominee will be voted in favor of a particular nominee and will be counted toward such nominee's achievement of a plurality. Shares present at the meeting or represented by proxy where the shareholder properly withholds authority to vote for such nominee in accordance with the proxy instructions and "broker non-votes" will not be counted toward such nominee's achievement of a plurality.

Board Refreshment and Succession Planning



The Company regularly examines the experience and expertise of our Board as a whole to ensure alignment between the Board's abilities and our strategic priorities and long-range plan. We seek directors who will bring to the Board a deep and wide range of experiences in the business world and diverse problem-solving talents. The Company believes that the Board should represent an appropriate and relevant mix of skills, industry experience, backgrounds, ages and diversity (inclusive of race, gender and ethnicity). Typically, directors will be individuals who have demonstrated high achievement in business or another field, enabling them to provide strategic support and guidance to the Company. Particular areas of expertise include corporate strategy and development, commercial sales and marketing, commercial operations and execution, research and development, technical operations, familiarity with manufacturing biotechnology and medical device products, knowledge of the legal and compliance issues facing the life science industry, experience concerning the policies and procedures of public and private payers in the medical technology and biopharmaceutical space, corporate finance, financial and/or accounting expertise, organizational leadership, public company management and disclosure, corporate risk assessment and prior experience in the medical technology, biopharmaceutical and complex biologics industries.

Identifying and Evaluating Candidates for Director

The Governance and Nominating Committee evaluates and recommends to the Board of Directors the nominees for each election of directors, as more fully described below. Its goal is to assemble a Board of Directors that brings to Vericel a variety of perspectives and skills derived from high quality business, professional and other relevant experience, while considering the appropriate size of both the Board and its committees. The full Board annually determines the diversity of specific skills and characteristics that could improve the overall quality and ability of the Board to carry out its oversight of the Company and other functions.

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The Governance and Nominating Committee seeks director nominees with the talents and backgrounds that provide the Board with an appropriate mix of knowledge, skills and experience for the needs of Vericel's business as a leader in the biotechnology and medical technology space, such as:

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- Corporate strategy and development;
- Commercial sales and marketing;
- Commercial operations and execution;
- Research and development;
- Technical operations;
- Issues specific to the biotechnology, life science and medical technology industries, including manufacturing, public and private payers, and legal and compliance;
- Corporate finance;
- Public company experience;
- Organizational leadership, development and management; and
- Corporate risk assessment and management, including cybersecurity-related issues

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</table>

1 SUCCESSION PLANNING

The Governance and Nominating Committee evaluates the current Board composition and determines its succession planning needs, based on:

- assessing the skills, experience and contributions of continuing directors
- identifying any desired skills and experience of a new nominee in light of the criteria above
- balancing the value of continuity of service by existing members of the Board with that of obtaining a new perspective

2 IDENTIFICATION OF CANDIDATES

Qualified candidates are obtained through a variety of sources, including:

- Current Board members
- Research
- Third-party search firms

3 INDEPENDENCE AND BOARD COMPOSITION REQUIREMENTS

It is important that the Board composition meet applicable regulatory requirements:

- At least a majority of the members of the Board must meet the definition of "independent director" under the Nasdaq listing standards
- At least one member of the Audit Committee of the Board must meet the criteria for an "audit committee financial expert" as defined by SEC rules

The Governance and Nominating Committee also believes that it is appropriate for at least one member of Vericel's management to participate as a member of the Board.

4   MEET AND ENGAGE WITH CANDIDATES

Following the identification of one or more potential candidates to serve on the Board, the Governance and Nominating Committee:

- Reviews each candidate's resume and any additional information concerning the candidate's skills and qualifications
- Interviews each candidate (typically one or more members of the Governance and Nominating Committee, with participation by Vericel's CEO and Chairman of the Board, if desired)

5   ASSESSMENT AND DECISION

Once the Governance and Nominating Committee identifies an individual to serve as a new director, it will typically:

- Commission an independent background check to confirm the candidate's suitability to serve on Vericel's Board
- Conduct a final assessment and share its findings and recommendation with all members of the Board

6   FORMAL NOMINATION

Once the Governance and Nominating Committee has reached a decision to invite a new member to the Board, it will make a formal recommendation to the Board for the candidate's election. Following approval of Board resolutions to elect the new member, an invitation to join the Board will be extended to the candidate, normally by the Chairman of the Board.

Shareholder Recommendations

The Governance and Nominating Committee will evaluate any recommendation for director nominees proposed by a shareholder who: (i) has continuously held at least 1% of the outstanding shares of our common stock entitled to vote at the annual meeting for at least one year by the date the shareholder makes the recommendation; and (ii) undertakes to continue to hold the common stock through the date of the meeting. In order to be evaluated in connection with Vericel's established procedures for evaluating potential director nominees, any recommendation for a director nominee submitted by a qualifying shareholder must be received by Vericel no later than 120 days prior to the anniversary of the date proxy statements were made available to shareholders in connection with the prior year's annual meeting. Any shareholder recommendation for a director nominee must be submitted to the Chief Legal Officer, in writing, at 64 Sidney St., Cambridge, Massachusetts 02139, and must contain the following information:

- A statement by the shareholder that he/she is the holder of at least 1% of our common stock and that the stock has been held for at least one year prior to the date of the submission and that the shareholder will continue to hold the shares through the date of the annual meeting;
- The candidate's name, age, contact information and current principal occupation or employment;
- A description of the candidate's qualifications and business experience during, at a minimum, the last five years, including the candidate's principal occupation and employment and the name and principal business of any corporation or other organization at which the candidate was employed; and
- The candidate's resume.

The Governance and Nominating Committee will evaluate recommendations for director nominees submitted by directors, management or qualifying shareholders in the same manner, using the criteria stated above. For more information about director nominees proposed by shareholders, please see the Company's Director Nominations Policy, which is available on our website, www.vcel.com.

All directors and director nominees will submit a completed director and officer questionnaire as part of the nominating process. The process may also include interviews and additional background and reference checks for non-incumbent nominees, at the discretion of the Governance and Nominating Committee.

Board's Skills and Experience

All of our director nominees exhibit high integrity, sound business judgment, innovative thinking, collegiality and a knowledge of corporate governance requirements and practices. As a group, our director nominees bring a balance of relevant skills and experience to our boardroom, including those listed below:

	Robert Zerbe, M.D.	Dominick Colangelo	Heidi Hagen	Alan Rubino	Kevin McLaughlin	Paul Wotton, Ph.D.	Lisa Wright	
Prior BOD Experience	●	●	●	●	●	●		**86%**
Industry Experience								
Medical Technologies		●		●				**29%**
BioPharma	●	●	●	●	●	●	●	**100%**
Complex Biologics			●	●		●		**43%**
Payer							●	**14%**
Healthcare Operations							●	**14%**
Functional Expertise								
CEO/GM	●	●	●	●	●	●	●	**100%**
Finance		●		●	●		●	**57%**
Chief Operating Officer		●	●		●			**43%**
Marketing/Sales		●		●		●	●	**57%**
Research and Development	●					●	●	**43%**
Technical Operations			●	●				**29%**
Business Development		●		●	●	●	●	**71%**
Geography								
North America	●	●	●	●	●	●	●	**100%**
Asia/Middle East			●					**14%**
Europe	●		●	●		●		**57%**
Demographics								
Age	75	62	57	71	69	65	51	
Tenure	2006	2013	2013	2005	2015	2015	2021	
Male/Female	M	M	F	M	M	M	F	

Director Nominees for Election at the 2026 Annual Meeting of Shareholders

The biographical description below for each director nominee includes the specific experiences, qualifications, attributes and skills that led to the conclusion by the Board of Directors that such person should serve as a director of Vericel.



Robert Zerbe, M.D., 75

Chairman of the Board
Retired Chief Executive Officer,
QUATRx Pharmaceuticals Company

Director Since: 2006

INDEPENDENT

Other Current Public Company Directorships:
- None

Vericel Board Committee(s):
- Audit Committee

Professional Highlights

- Chief Executive Officer of QUATRx Pharmaceuticals Company, a venture-backed drug development company, which he co-founded (2000-2016)
- Senior Vice President of Worldwide Clinical Research and Development of Pfizer (formerly Parke-Davis), as well as other senior executive management positions (1993-2000)
- Managing Director, Lilly Research Center U.K., of Eli Lilly and Company (including Vice President of Clinical Investigation and Regulatory Affairs, as well as several other clinical research and development positions) (1982-1993)

Other Leadership Positions and Experience

- Member of the board of directors of Cirius Therapeutics, a private company focused on metabolic diseases

Education

- M.D. from Indiana University School of Medicine
- Post-doctoral work in internal medicine, endocrinology and neuroendocrinology at Indiana University and the National Institutes of Health

Key Experience and Qualifications

- **BioPharma:** Dr. Zerbe has held numerous senior management positions at major pharmaceutical companies throughout his career, including serving as Chief Executive Officer of QUATRx Pharmaceuticals Company as well as senior positions at Eli Lilly and Company, Parke-Davis and Pfizer.
- **CEO/GM:** Served as CEO of a drug development company for over 15 years
- **Research & Development:** Led the clinical development programs for a number of key products, including Prozac, Lipitor and Neurontin.



Dominick Colangelo, 62

President and Chief Executive Officer, Vericel

Director Since: 2013

Other Current Public Company Directorships:
- Trevi Therapeutics, Inc.

Vericel Board Committee(s):
- None

Professional Highlights
- President and Chief Executive Officer and a member of the Board of Directors of Vericel (2013-present)
- Director of Strategy and Business Development for Eli Lilly's Diabetes Product Group and founding Managing Director of Lilly Ventures at Eli Lilly and Company

Other Leadership Positions and Experience
- Member of the board of directors of Trevi Therapeutics, Inc., a publicly-traded biopharmaceutical company focused on the development and commercialization of treatments for chronic cough conditions. Mr. Colangelo is a member of both the audit and compensation committees of the Trevi Therapeutics board.

Education
- B.S.B.A. in Accounting, Magna Cum Laude, from the State University of New York at Buffalo
- J.D., with honors, from the Duke University School of Law

Key Experience and Qualifications
- **CEO/GM:** Mr. Colangelo has more than 25 years of executive management experience in the biopharmaceutical industry. For the past 13 years he has served as President and CEO of Vericel, spearheading the acquisition of MACI and Epicel and leading the Company through an extended period of significant revenue and market growth. Mr. Colangelo also served for more than a decade in senior leadership positions at Eli Lilly and Company.
- **Finance:** Mr. Colangelo possesses a significant accounting and finance background, which has been developed through education, strategy and business development roles, as well as his service on the audit committee of the board of directors of Trevi Therapeutics.
- **Marketing/Sales:** Extensive experience in the acquisition, development and commercialization of products across a variety of therapeutic areas
- **Business Development:** Experience gained through a variety of executive positions in product development, pharmaceutical operations and corporate development



Heidi Hagen, 57

Former Chief Technical Officer, Sonoma Biotherapeutics

Director Since: 2013

INDEPENDENT

Other Current Public Company Directorships:

- None

Vericel Board Committee(s):

- Compensation and Governance and Nominating (Chair) Committees

Professional Highlights

- Chief Technical Officer of Sonoma Biotherapeutics, a privately-held biotechnology company (2021-2022)
- Interim Chief Executive Officer and member of the board of directors of Ziopharm Oncology, Inc., a publicly-traded company developing immune-oncology gene and cell therapies (2019-2021)
- Co-founder and Advisor and former Chief Strategy Officer of Vineti, Inc., a software platform company for cell and gene therapy supply chain management (2015-2021)
- Senior Vice President of Operations for Dendreon Corporation, a commercial biotechnology company (2002-2012)
- Chief of Staff to the Chief Operating Officer of Immunex Corporation, a commercial biologics company (1993-2002)

Other Leadership Positions and Experiences

- Member of the boards of directors of Obsidian Therapeutics, Inc., a privately-held organization focused on treating cancer through cell and gene therapies, Applied Stem Cell, a privately-held organization developing proprietary gene editing and stem cell technology platforms, A-Alpha Bio, a privately-held organization focused on developing synthetic biotechnology and machine learning to accelerate drug development, and Dimension Bio, a privately-held organization focused on regenerative medicine.

Education

- B.S. in cell and molecular biology, M.S. in bioengineering, and M.B.A. from the University of Washington

Key Experience and Qualifications

- **BioPharma/Complex Biologics:** Ms. Hagen possesses more than 30 years of product development and leadership experience within the biopharmaceutical and medical device industries, having successfully built organizations and executed development programs within both established and start-up environments.
- **Chief Operating Officer/Technical Operations:** Ms. Hagen has developed extensive operations experience throughout her career, including while serving at multiple commercial-stage biotechnology companies. In those capacities, Ms. Hagen has developed particular expertise in technical operations, where she has overseen production operations for multiple complex biologics across a variety of therapeutic areas.



Alan Rubino, 71

INDEPENDENT

Former Chief Executive Officer, Emisphere Technologies, Inc.

Director Since: 2005

Other Current Public Company Directorships:

- None

Vericel Board Committee(s):

- Audit and Compensation (Chair) Committees

Professional Highlights

- President and Chief Executive Officer of RenovaCare, a publicly-held biotechnology company (2019-2021)
- Chief Executive Officer of Emisphere Technologies, Inc., a publicly-held drug delivery company, which was acquired by Novo Nordisk for $1.8B (2012-2019)
- Chief Executive Officer and co-founder of New American Therapeutics, Inc., which acquired Denavir from Novartis (New American was subsequently sold to Renaissance Pharma, LLC for a 49% IRR to investors)
- Chief Executive Officer and co-founder of Akrimax Pharmaceuticals, LLC, where he in-licensed Tirosint from IBSA Institut Biochimique SA for the U.S. market
- Executive Vice President of Hoffman LaRoche (Genentech) for 24 years, holding an array of senior executive positions, with 10 years of service on the U.S. Executive Committee

Other Leadership Positions and Experiences

- Currently serves as Executive Chairman of the board of directors of AMO Pharma Limited, a privately-held UK-based company focused on special therapeutics for rare diseases (2021-present), as well as Chairman of the Board of FloBiotech, a privately-held organization focused on developing therapies to combat Alzheimer's Disease.
- Former member of boards of directors of numerous public and privately-held organizations, including SANUWAVE Health, Inc., and Genisphere, Inc.

Education

- B.A. in economics from Rutgers University with a minor in biology/chemistry
- Post-graduate educational programs at the University of Lausanne and Harvard Business School

Key Experience and Qualifications

- **CEO/GM:** Mr. Rubino possesses a wealth of experience across multiple disciplines within the biotechnology and pharmaceutical industries. Mr. Rubino recently served for seven years as CEO of Emisphere Technologies, Inc., a publicly-traded drug delivery company, as well as CEO of RenovaCare, a publicly-held biotechnology company.
- **Marketing/Sales/Business Development:** Mr. Rubino spent 24 years with Roche where he served as a member of the executive committee for ten years and presided over 30 product launches and brand marketing execution plans. He also had leading roles in the acquisitions of Syntex Labs and Boehringer-Mannheim.
- **Operations:** Throughout his career, Mr. Rubino has provided enterprise-wide leadership over corporate, marketing, sales, supply chain and human resources management functions.



Kevin McLaughlin, 69

INDEPENDENT

Former Chief Financial Officer and Treasurer, Acceleron Pharma Inc.

Director Since: 2015

Other Current Public Company Directorships:
- Invivyd, Inc.

Vericel Board Committee(s):
- Audit (Chair) Committee

Professional Highlights
- Senior Vice President, Chief Financial Officer and Treasurer of Acceleron Pharma Inc., a publicly-traded biopharmaceutical company (2010-2021)
- Senior Vice President and Chief Financial Officer of Qteros, Inc., a cellulosic biofuels company (2009-2010)
- Co-founder, Chief Operating Officer and a director of Aptius Education, Inc., a publishing company (2007-2009)
- President and Chief Executive Officer and a member of the board of directors of PRAECIS Pharmaceuticals until its sale to GSK plc (formerly GlaxoSmithKline). Mr. McLaughlin joined PRAECIS as its first Chief Financial Officer and also served as Chief Operating Officer.

Other Leadership Positions and Experiences
- Former member of the board of directors of Decibel Therapeutics, a clinical-stage and public biotechnology company dedicated to discovering treatments to restore and improve hearing and balance, which was acquired by Regeneron Pharmaceuticals in 2023
- Member of the board of directors of Invivyd, Inc., a public biopharmaceutical company dedicated to delivering protection from serious viral infectious diseases. Mr. McLaughlin serves as the Chairperson of the Invivyd board's audit committee and compensation committee.

Education
- B.S. in business from Northeastern University and an M.B.A. from the F.W. Olin Graduate School of Business at Babson College

Key Experience and Qualifications
- **BioPharma:** Mr. McLaughlin has more than 40 years of operating management and financial experience spanning the biotech, high-tech and education industries.
- **Finance:** Mr. McLaughlin served for 11 years as the Senior Vice President, Chief Financial Officer and Treasurer of Acceleron, Pharma Inc., until its acquisition by Merck & Co. in 2021. Prior to Acceleron, he served as Senior Vice President and Chief Financial Officer of Qteros, Inc., a cellulosic biofuels company.



Paul Wotton, Ph.D., 65

Founding Partner and CEO, RBL, LLC; Adjunct Professor, Rice University

Director Since: 2015

INDEPENDENT

Other Current Public Company Directorships:
- Cynata Therapeutics Limited

Vericel Board Committee(s):
- Compensation and Governance and Nominating Committees

Professional Highlights

- President and Chief Executive Officer and a board member of Obsidian Therapeutics, Inc., a privately-held company (2019-2022)
- Founding President and Chief Executive Officer of Sigilon Therapeutics, Inc., a cell therapeutics company (2016-2019)
- President and Chief Executive Officer and member of the board of directors of Ocata Therapeutics, Inc. (from July 2014 until its acquisition by Astellas Pharma US, Inc. in February 2016)
- President and Chief Executive Officer and member of the board of directors of Antares Pharma, Inc., a publicly-traded biopharmaceutical company (2008-2014)
- Held senior level positions at Eurand International BV, Penwest Pharmaceuticals, Abbott Laboratories and Merck, Sharp and Dohme

Other Leadership Positions and Experiences

- Member the board of directors of Cynata Therapeutics, a stem cell and regenerative medicine company focused on developing revolutionary manufacturing technologies in the cell therapy space. Dr. Wotton also serves on the boards of three privately-held life science companies.
- Former member of the board of directors and Chairman of the compensation committee of Veloxis Pharmaceuticals A/S
- Past Chairman of the Emerging Companies Advisory Board of BIOTEC Canada
- Named Ernst & Young Entrepreneur of the Year for Life Sciences, New Jersey, in 2014

Education

- Bachelor's in Pharmacy, with honors, from University College London
- Ph.D. in pharmaceutical sciences from the University of Nottingham
- M.B.A. from Kingston Business School

Key Experience and Qualifications

- **BioPharma/Complex Biologics/ Business Development/Marketing and Sales:** Dr. Wotton has served in key leadership roles across the pharmaceutical and biotech industries throughout his career and has been integral in a number of high-profile business development transactions during that period. While CEO of Obsidian Therapeutics, Inc., Dr. Wotton spearheaded key deals with Vertex Pharmaceuticals and M.D. Anderson, and earlier in his career, while CEO at Siglion Therapeutics, Inc., he implemented the agreement that resulted in the eventual acquisition of the company by Eli Lilly and Company. Dr. Wotton's experiences provide key insight to the Vericel leadership team as the Company continues to investigate expanding its product portfolio with another highly-synergistic therapy.



Lisa Wright, 51

INDEPENDENT

President and Chief Executive Officer, Community Health Choice, Inc.

Director Since: 2021

Other Current Public Company Directorships:
- None

Vericel Board Committee(s):
- Governance and Nominating Committee

Professional Highlights

- President and Chief Executive Officer of Community Health Choice, Inc., a local, non-profit, Managed Care Organization (MCO), offering Children's Medicaid (STAR), CHIP (Children's Health Insurance Plan) and DSNP (Dual Special Needs Plan), and participant in the Health Insurance Marketplace (2020-present)
- North Regional Medicare President for WellCare Health Plans (2018-2020)
- President of the Dual Special Needs Plan, Medicare-Medicaid Plan and Nursing Facilities lines of business in Texas at UnitedHealthcare (2014-2018)
- Began career in a variety of roles of increasing responsibility at Anthem

Other Leadership Positions and Experiences

- Member of the boards of directors of several non-profit organizations in Houston

Education

- B.A. in communication from the University of Kentucky
- M.B.A. from the University of Maryland

Key Experience and Qualifications

- **CEO/GM/Payer/Healthcare Operations:** Ms. Wright is President and Chief Executive Officer of Community Health Choice, Inc., a managed care organization with approximately 430,000 members and a provider community consisting of over 10,000 physicians and 100 hospitals in the greater Houston area. She is an accomplished healthcare executive with a track record of strong strategic, operations and financial performance across a number of leading healthcare organizations.
- Importantly, Ms. Wright brings to the Vericel Board key expertise in the payer and provider aspects of the healthcare system, which is bolstered by her deep understanding of healthcare economics and the full healthcare ecosystem. Her experiences will prove valuable as we continue our journey as a high-growth commercial business with multiple products with varied reimbursement models.

Board's Role and Responsibilities

Overall Role of the Board of Directors

The Board is elected by the shareholders to oversee their interests in the long-term success of the Company. The Board serves as the ultimate decision-making body of the Company, except for those matters reserved to, or shared with, the shareholders. The core responsibility of a director is to fulfill his or her duties of care and loyalty and to otherwise exercise sound business judgment in the best interests of Vericel and its shareholders. The Board oversees the proper safeguarding of the Company's assets, the maintenance of appropriate financial and other internal controls and the Company's compliance with applicable laws and regulations and proper governance. The Board selects the Chief Executive Officer ("Chief Executive Officer" or "CEO") and oversees the members of senior management, who are charged by the Board with conducting the business of the Company.

Key Responsibilities of the Board

Oversight of Corporate Strategy

- The Board oversees and monitors strategic and long-range planning
- The Board and its committees routinely engage with senior management on critical business matters that are tied to the Company's long-term strategy
- Senior management is tasked with executing business strategy and providing regular updates to the Board

Oversight of Risk Management

- The Board oversees risk management
- The Board's individual committees play key roles in monitoring and managing risk areas particular to Vericel's core business
- Senior management is charged with managing risk, through the development and implementation of robust internal processes and effective internal controls

Oversight of Human Capital Management

- The Board, through the Governance and Nominating Committee, oversees the creation and retention of a talented employee base
- The Board maintains responsibility for succession planning for the CEO and other key members of the senior management team

Oversight of Corporate Strategy

Our Board actively oversees management's establishment and execution of corporate strategy, including major business and organizational initiatives, annual budget and long-term strategic plans, capital allocation priorities and corporate development opportunities. Our Board also reviews and approves strategic transactions, including significant investments, acquisitions and collaborations. At the Board and committee meetings and throughout the year, our Board regularly receives information and formal updates from our management and actively engages with the executive leadership team with respect to our corporate strategy. The Board's independent directors also hold regularly scheduled executive sessions at which strategic matters are discussed.

Board's Role in the Oversight of Risk Management

Overseeing the assessment and management of the Company's exposure to various risks is a key oversight responsibility for the Board. We have established an Enterprise Risk Management ("ERM") program that includes the processes through which we identify, assess and manage the Company's most significant enterprise risks and potential adverse events that could materially impact the long-term health of our business or prevent the achievement of our strategic objectives.

These risks are identified, measured, monitored, and managed across the following key risk categories:

Strategic, including acquisition, business disruption, competitive and reputational risks	**Operational**, including cybersecurity, information technology, supply chain, manufacturing, and talent attraction, retention, and development risks	**Financial and macroeconomic**, including economic condition, geopolitical, and financial control risks	**Compliance**, including litigation, regulatory, tax, and intellectual property risks

Our Chief Legal Officer, who reports to our CEO, facilitates our ERM program. Our ERM program includes the periodic assessment of the Company's risk environment, and potential risks are identified and evaluated across different timeframes (e.g., short, medium, and long term) depending on the specific risk.

With respect to the most significant risks identified, the Chief Legal Officer engages with senior management and other senior leaders in the functional areas and business units specific to the risks to develop and support risk management and mitigation actions, strategies, and processes across the short, medium, and long term, as necessary and appropriate, and to assist in aligning such actions, strategies, and processes with the Company's relevant controls and procedures. Senior management and other senior leaders also may consult with outside advisors and experts in developing risk management and mitigation actions, strategies, processes, controls, and procedures and anticipating future threats and trends relating to the most significant risks.

Our ERM program also facilitates the incorporation of risk assessment and evaluation into the strategic planning process and the provision of periodic reports to senior management regarding the actions, strategies, processes, controls, and procedures specific to managing, mitigating, and anticipating significant risks.

The Chief Legal Officer reviews the ERM program with the Board, through its Audit Committee, at least twice per year, including the methodology and approach used to identify, assess, and manage risks, enhancements made to the ERM program during the preceding half-year period, and existing risks and significant emerging risks across the Company's key risk categories. At times, the Company's most significant risks identified through the ERM program are discussed in greater detail with the full Board of Directors, including the potential impact and likelihood of the risks materializing over the relevant timeframe, future threats and trends, and the actions, strategies, processes, controls, and procedures used or to be implemented to manage and mitigate the risks. As necessary, the CEO, Chief Financial Officer or Chief Legal Officer may review specific risks with the Board throughout the year, as necessary and appropriate, including as a result of the Chairman or the Board requesting more frequent updates or information about specific risks.

To assist the Board in overseeing the Company's exposure to various risks, the Board has delegated specific risk areas to each committee. The Chief Legal Officer and other senior management review these delegated risks with each Board committee, and the committees provide regular reports to the full Board.

The committees of the Board of Directors execute their oversight responsibility for risk management as follows:

 ## Audit Committee

The Audit Committee has primary responsibility for overseeing risks associated with:

- the Company's financial and accounting systems, as well as the work performed by Vericel's independent registered public accounting firm and internal audit team;
- accounting policies;
- investment strategies;
- finance-related reporting;
- regulatory compliance, and risks associated with the manufacturing and production of the Company's approved products; and
- the Company's data security and information systems and technology, including cybersecurity.

The Audit Committee also reviews transactions between Vericel and its officers, directors, affiliates of officers and directors or other related parties for conflicts of interest. The Audit Committee also receives regular reports and feedback from Vericel's Chief Compliance Officer concerning the health of the Company's Compliance Program as well as management's Enterprise Risk assessment of the organization.

 ## Compensation Committee

The Compensation Committee is responsible for overseeing risks related to Vericel's cash and equity-based compensation programs and practices and ensuring that executive and employee compensation plans are appropriately structured so that they do not incentivize excessive risk-taking and are not reasonably likely to have a material adverse effect on Vericel.

 ## Governance and Nominating Committee

The Governance and Nominating Committee is responsible for overseeing risks related to the composition and structure of the Board of Directors and its committees, as well as our corporate governance. The Governance and Nominating Committee works to ensure that our corporate governance does not encourage or promote excessive risk-taking on the part of the Board of Directors or by Vericel employees.

Cybersecurity Risk Management

Securing the information of our employees, customers, associates, vendors and other third parties is of the utmost importance to us. Consequently, cybersecurity is a risk management focus area for the Company, with both the full Board and the Audit Committee providing oversight.

Role of Management

- We have developed processes for assessing, identifying and managing material risks from cybersecurity threats, including such threats associated with our use of any third-party service providers. Our ERM program incorporates risks from cybersecurity threats, including those emanating from the rapid emergence of artificial intelligence in the marketplace, alongside other risks to the Company. As part of our ERM program, our information technology team oversees and implements security controls designed to minimize the risk or impact of any breach or unauthorized disclosure of our confidential and sensitive data. These controls include security management, intrusion detection and monitoring applications, and multifactor authentication, among other mitigation efforts.

- Our Vice President, Information Technology, along with our Chief Legal Officer, Information Technology management team, and Chief Operating Officer, oversees our approach to cybersecurity and is responsible for assessing and managing our material risks associated with cybersecurity threats. Our Vice President, Information Technology has over 20 years of experience in the life science industry, including a focus in the past five years on information technology management. Additionally, his academic background includes advanced degrees in the life sciences and he brings a strong track record of managing cyber incident responses and related activities. In this role, our Vice President, Information Technology works closely with an internal team that includes resources with various cybersecurity professional certifications and leverages the support of our external information security firm, technology partners and an industry-leading intelligence platform. Our Vice President manages and leads the internal Information Technology team to maintain, update and enhance the Company's technology infrastructure and corresponding safety measures, as well as to ensure that appropriate safety measures are implemented to protect against evolving cybersecurity threats, including those emanating from the proliferation of artificial intelligence. To that end, in 2025 the Company adopted policies and procedures related to artificial intelligence which set forth comprehensive training, technical assessment, and approval protocols prior to granting access to, or use for business purposes of systems, components or functionality incorporating artificial intelligence.

- Between 2022 and 2025, management has worked extensively with external consultants to evaluate the Company's cybersecurity incident response framework, test the Company's cybersecurity defenses, and to develop an enhanced enterprise-wide incident response plan to be deployed in the event of, and to help mitigate the impact of, a cybersecurity incident. The Board has been actively engaged in this endeavor and has received periodic updates and reports concerning the Company's progress.

Board Oversight

- The Audit Committee oversees our ERM program, which includes risks from cybersecurity threats. The Audit Committee receives reports from management at least semi-annually, and more frequently, if necessary, with respect to risks from cybersecurity threats. The Audit Committee also reviews cybersecurity and data security risks and mitigation strategies, along with program assessments, planned improvements and the status of information technology initiatives. The Audit Committee keeps the Board apprised of developments as they occur, and the Board has full access to management concerning cybersecurity and other risk matters at all times.

Board Training

- The entire Board receives annual training from outside experts concerning the current global cybersecurity threat landscape and corporate best practices for mitigating cybersecurity risks, as well as the Board's legal, regulatory and fiduciary responsibilities from a cybersecurity standpoint.

Human Capital Management and Management Succession Planning

The Board is actively engaged in overseeing the Company's people and culture strategy. Our Board believes that human capital management and succession planning are vital to Vericel's continued success. Our Board's involvement in leadership development and succession planning is ongoing, and the Board provides input on important decisions in each of these areas.

Board Oversight

- Our Board, with leadership from our Chairman, maintains primary responsibility for succession planning for the Chief Executive Officer and talent retention and development programs for members of senior management

Board Committees' Responsibilities

Our committees assist the Board with succession planning as follows:

Governance and Nominating Committee

- At least annually, meets with our CEO to discuss succession planning for members of the executive management team
- Considers the procedure for timely and efficient transfer of CEO responsibilities in the event of an emergency or the sudden incapacity, death, resignation or retirement of Mr. Colangelo, or the occurrence of any other event that would have a material impact on Mr. Colangelo's ability to fulfill his job duties
- In connection with its oversight of Emergency Succession planning, receives an assessment of the performance of members of senior management and their potential to assume the position of CEO and other key positions within the Company

Compensation Committee

- Performs an annual formal evaluation of the CEO in consultation with the Governance and Nominating Committee

Board Structure

Board Leadership Structure

The Board of Directors does not have a formal policy on whether the positions of CEO and Chairperson of the Board should be separate or united, but rather will make that determination from time to time in its judgment.

Independent Chair

As part of its ongoing evaluations, our Board carefully considers the appropriate Board leadership structure, taking into account each director's skills, experience, and perspectives, as well as the current and future needs of the Company and the Board.

Our Board has determined that an appropriate structure for the Company and its shareholders at this time consists of an independent Chairperson of the Board. This role effectively allocates authority, responsibility and oversight between management and the independent members of the Board. This structure gives primary responsibility for the operational leadership and strategic direction of the Company to the CEO, while enabling our independent Chairperson to facilitate our Board's oversight of management, promote communication between management and the Board and support our Board's consideration of key governance matters.

Our Board considers a variety of factors relating to our Board leadership, including potentially filling the positions of Chairperson of the Board and CEO by one individual or two different individuals, as the Board determines is appropriate. The Board believes it is important to structure its leadership based upon its assessment of the Company's needs including, without limitation, our business, strategic opportunities, and succession planning priorities. Our Board also takes into account the views of its investors and proxy advisory firms, as well as governance and industry trends.

Although the Chairperson of the Board is currently an independent director, should the Chairperson of the Board not be independent in the future, the Board will appoint an independent lead director.



Robert Zerbe, M.D.
Chairman of the Board

Dr. Zerbe serves as our independent Chairman of the Board. In that capacity, Dr. Zerbe:

- Presides over all meetings of the Board
- Establishes the agenda for each Board meeting in consultation with the CEO and our management team
- Presides over all executive sessions of the independent directors
- Engages with our CEO and with management on topics discussed in executive sessions as needed
- In conjunction with the Governance and Nominating Committee, plans for future Board leadership roles and succession, as well as orderly director refreshment, including actively overseeing the search for potential director candidates

Board Independence

The Board of Directors has affirmatively determined that all of the members of the Board and each director nominee, other than Mr. Colangelo, are independent within the meaning of the director independence standards of Nasdaq and the SEC. Mr. Colangelo is not considered independent because of his current employment as the President and CEO of Vericel. There are no family relationships between any of our directors, persons nominated or chosen to be a director or an officer and any of our executive officers.

Executive Sessions

Applicable Nasdaq listing standards require that the independent directors meet from time-to-time in executive sessions. In fiscal year 2025, our independent directors met in regularly scheduled executive sessions at each Board and committee meeting, with only independent directors present.

Committees of the Board

 Audit Committee



Kevin McLaughlin

Chairperson

Members:

 **Alan Rubino**

 **Robert Zerbe, M.D.**

RESPONSIBILITIES

Under the terms of its current charter, the Audit Committee's responsibilities include, in part:

- Reviewing with Vericel's independent accountants and management the annual financial statements and independent accountants' opinion;
- Reviewing the scope and results of the examination of Vericel's financial statements by the independent accountants;
- Reviewing all professional services performed by, and related fees of, the independent accountants;
- Approving the retention of the independent accountants; and
- Periodically reviewing Vericel's accounting policies and internal accounting and financial controls.

The Audit Committee may delegate duties or responsibilities to subcommittees or to one member of the Audit Committee. During the fiscal year ended December 31, 2025, the Audit Committee held four (4) meetings. All members of our Audit Committee are independent (as independence is defined in Rule 5605(a)(2) and as required under Rule 5605(c)(2) of the Nasdaq listing standards). Since March 2015, Mr. McLaughlin, an independent director, has been designated as an audit committee financial expert as defined by the rules of the SEC. The Audit Committee acts pursuant to a written charter, a current copy of which is available on the Investor Relations page of our website, www.vcel.com. For additional information concerning the Audit Committee, see "Report of the Audit Committee of the Board of Directors."

PAST-YEAR HIGHLIGHTS

In addition to its oversight of Vericel's financial statements and of our independent registered public accounting firm, during 2025, the Audit Committee received regular reports and provided key oversight of Vericel's treasury and investment, commercial compliance, enterprise risk management, and cybersecurity readiness.



Compensation Committee



Alan Rubino

Chairperson

Members:


Heidi Hagen


Paul Wotton, Ph.D.

RESPONSIBILITIES

Under the terms of its current charter, the Compensation Committee's responsibilities include, in part:

- Determining and approving salary and bonus levels and equity award grants with respect to executive officers, and making recommendations to the Board of Directors regarding Mr. Colangelo's compensation;
- Determining and approving equity award grants with respect to all employees;
- Reviewing and proposing to the Board of Directors changes in director compensation; and
- Retaining and approving the compensation of any compensation advisers and evaluating the independence of any such compensation advisers.

In carrying out these responsibilities, the Compensation Committee reviews all components of executive officer compensation for consistency with the Committee's compensation philosophy and strategy as well as relevant compensation guidelines. The Compensation Committee may delegate duties or responsibilities to subcommittees or to one member of the Committee. During the fiscal year ended December 31, 2025, the Compensation Committee held four (4) meetings. All members of our Compensation Committee are independent (as independence is defined in Rule 5605(a)(2) of the Nasdaq listing standards). The Compensation Committee acts pursuant to a written Charter, a current copy of which is available on the Investor Relations page of our website, www.vcel.com.

PAST-YEAR HIGHLIGHTS

During 2025, the Compensation Committee provided key oversight concerning the Company's various employee benefits plans, including our 401(k) and Omnibus Incentive Plans, as well as various human resources strategic priorities that were implemented throughout the year.



Governance and Nominating Committee



Heidi Hagen

Chairperson

Members:



Lisa Wright



Paul Wotton, Ph.D.

RESPONSIBILITIES

Under the terms of its current charter, the Governance and Nominating Committee's responsibilities include, in part:

- Assisting Vericel's Board of Directors in fulfilling its responsibilities by reviewing and reporting to the Board of Directors on (i) corporate governance compliance mechanisms, (ii) corporate governance roles amongst management and directors, and (iii) establishing a process for identifying and evaluating nominees for the Board of Directors; and

- Considering qualified candidates for appointment and nomination for election to the Board of Directors and making recommendations concerning such candidates.

Consistent with this function, the Governance and Nominating Committee encourages continuous improvement of, and fosters adherence to, our corporate governance policies, procedures and practices at all levels. The Governance and Nominating Committee may delegate duties or responsibilities to subcommittees or to one member of the Governance and Nominating Committee. During the fiscal year ended December 31, 2025, the Governance and Nominating Committee held four (4) meetings. All members of the Governance and Nominating Committee are independent (as independence is defined in Rule 5605(a)(2) of the Nasdaq listing standards). The Governance and Nominating Committee acts pursuant to a written charter, a current copy of which is available on the Investor Relations page of our website, www.vcel.com.

PAST-YEAR HIGHLIGHTS

During 2025, as part of the Board's regular governance enhancement process, the Governance and Nominating Committee continued its important mission of arranging for robust continuing education for the Board and secured outside experts to provide training with respect to cybersecurity, data privacy, artificial intelligence, SEC compliance, and legislative changes at the federal level, among other topics.

Board Practices, Policies and Processes

Board Meetings and Committees

During the fiscal year ended December 31, 2025, the Board of Directors held seven (7) meetings. Each director serving on the Board of Directors during 2025 attended at least 85% of the meetings of the full Board, and all but one director attended 100% of such meetings. Each member of the Board of Directors attended 100% of the meetings of the committees on which he or she served.

Director Attendance at Annual Meetings

The Board of Directors has adopted a Board Member Attendance at Annual Meetings Policy. This policy is available on the Investor Relations page of our website, www.vcel.com. All of the directors attended our 2025 annual meeting of shareholders, which was held in April 2025 and conducted in a virtual, audio webcast format.

Shareholder Communications with Directors

Our relationship with our shareholders is an important part of our corporate governance program. Engaging with shareholders helps us to understand how they view the Company, set goals and expectations for our performance and identify emerging issues that may affect our strategies, corporate governance, compensation practices or other aspects of our operations. The Board of Directors has adopted a Shareholder Communications with Directors Policy to inform shareholders how they may pose questions or communicate their views to our Board of Directors. The Shareholder Communications with Directors Policy is available on the Investor Relations page of our website, www.vcel.com.

Director Continuing Education

The Board of Directors recognizes the importance of ensuring that its members are continuously updated on matters of importance to its oversight of the Company from both an internal and external perspective. The Governance and Nominating Committee maintains responsibility for determining issues and subject matter areas that require further education for Board members, whether because of external developments or changes in Company direction. During 2025, the Board of Directors received education from Vericel's Chief Legal Officer and outside advisors in the areas of cybersecurity, artificial intelligence, SEC compliance, data privacy and legislative changes at the federal level.

Code of Ethics

In late 2023, the Board of Directors oversaw a comprehensive review and revision of the Company's Code of Business Conduct and Ethics, which applies to all of our employees, officers and directors, and which sets the key principles of our Patients First mission, including expectations for integrity, compliance and ethical conduct in everything we do as a business. The Company also maintains a separate Code of Ethics for Senior Financial Officers. These documents are available on the Investor Relations page of our website, www.vcel.com. We will also make information related to any amendments to, or waivers from, these Codes of Ethics available on the website as required by law.

Certain Relationships and Related-Party Transactions

The Board of Directors is committed to upholding the highest legal and ethical standards in fulfilling its responsibilities and recognizes that related-party transactions can present a heightened risk of potential or actual conflicts of interest. Accordingly, and as a general matter, it is Vericel's preference to avoid related-party transactions.

Pursuant to our Corporate Governance Guidelines, our Audit Committee has primary responsibility for reviewing and approving in advance, or ratifying, all related-party transactions. In conformance with SEC regulations, we define related persons to include our executive officers, our directors and nominees to become directors of our Company, any person who is known to us to be a beneficial owner of more than 5% of any class of our voting securities, any immediate family member of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is employed, is a general partner or in which such a person has a 5% or greater beneficial ownership interest.

We have several processes that we use to ensure that we identify and review all related-party transactions. First, each executive officer is required to notify either our Chief Legal Officer or Chief Financial Officer of any potential transaction that could create a conflict of interest, and the Chief Legal Officer or Chief Financial Officer is required to notify the Audit Committee of the potential conflict. The directors, President and Chief Executive Officer, Chief Financial Officer and Chief Legal Officer are required to notify the Audit Committee of any potential transaction that could create a conflict of interest. Second, each year, we require our directors and executive officers to complete directors' and officers' questionnaires identifying any transactions with us in which the executive officer or director or their family members have an interest.

The Audit Committee reviews related-party transactions due to the potential for such transactions to create a conflict of interest. A conflict of interest occurs when an individual's private interest interferes, or appears to interfere, with our interests. Our Board and its committees only approve a related-party transaction if it is determined that a transaction is in the best interests of shareholders or is at least not inconsistent with those interests. This includes situations where the Company may obtain products or services of a nature, quantity or quality, or on other terms, that are not readily available from alternative sources or when the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated party. There were no such reportable relationships or related party transactions during the fiscal year ended December 31, 2025.

Compensation of Directors

Our directors play a critical role in guiding our strategic direction and overseeing the management of Vericel. The many responsibilities and risks and the substantial time commitment of being a director require that we provide adequate compensation commensurate with our directors' workload and opportunity costs. Our philosophy is to provide competitive compensation necessary to attract and retain high-quality non-employee directors and appropriately compensate them for the time, expertise and effort required to serve as a director of a commercial stage, publicly-traded company that operates in a dynamic and highly-regulated industry. Non-employee directors receive a combination of annual cash retainers and stock option and RSU grants in amounts that correlate to their responsibilities and levels of Board participation, including service on Board committees. At least every three (3) years, the Compensation Committee engages an independent consultant to perform an analysis of the non-employee director compensation program. In 2025, the Compensation Committee engaged Frederic W. Cook & Co., Inc. ("FW Cook") to perform an independent review of the compensation program for non-employee directors.

How Our Director Compensation Program Aligns with Long-Term Shareholder Interests

Focus on Equity Compensation

A substantial portion of non-employee director compensation is in the form of equity

On average, our directors receive approximately:



21% Cash

79% Equity

Stock Ownership Guidelines

3x
annual cash retainer

100%
compliance by all directors

In 2021, the Board adopted Stock Ownership Guidelines applicable to all non-employee directors

The share ownership target for each non-employee director is share value equating to three times (3x) his or her annual cash retainer

As of December 31, 2025, all non-employee directors were in compliance with their respective stock ownership targets

The director compensation table reflects all compensation awarded to, earned by or paid to our non-employee directors for the fiscal year ended December 31, 2025.

Director[1]	Fees Earned or Paid in Cash ($)	Stock Awards ($)[2]	Option Awards ($)[3]	Total ($)
Robert L. Zerbe	107,500	121,664	166,136	395,300
Kevin F. McLaughlin	70,000	121,664	166,136	357,800
Alan L. Rubino	77,500	121,664	166,136	365,300
Heidi Hagen	67,500	121,664	166,136	355,300
Paul K. Wotton	60,625	121,664	166,136	348,425
Steven C. Gilman[4]	14,695	—	—	14,695
Lisa Wright[5]	55,000	121,664	166,136	342,800

[1] As permitted by SEC rules, Mr. Colangelo's compensation from the Company for 2025 is set forth in the 2025 Summary Compensation Table. Mr. Colangelo did not receive any additional compensation for his service as a director.

[2] Amount reflects the grant date fair value of awards of time-based RSUs made to the named director in 2025, calculated in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. For purposes of this calculation, we have disregarded forfeiture assumptions related to service-based vesting conditions. For a discussion of the assumptions used in calculating these values, see Note 7 to our consolidated financial statements in our annual report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on February 26, 2026.

[3] Amount reflects the grant date fair value of stock option awards made to the named director in 2025, calculated in accordance with FASB ASC Topic 718. For purposes of this calculation, we have disregarded forfeiture assumptions related to service-based vesting conditions. For a discussion of the assumptions used in calculating these values, see Note 7 to our consolidated financial statements in our annual report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on February 26, 2026.

[4] Dr. Gilman retired from our Board effective as of April 30, 2025.

[5] Effective December 31, 2024, Ms. Wright elected to defer $55,000 of earned director fees pursuant to the Company's Deferred Compensation Plan. Additionally, effective December 31, 2023, Ms. Wright elected to defer 3,200 RSUs, granted to her on May 1, 2024, and which vested on the date of the 2025 Annual Meeting.

Additionally, non-employee directors held the following unvested RSUs and unexercised stock options as of December 31, 2025:

Director	Stock Awards	Shares Underlying Stock Options
Robert L. Zerbe	3,200	70,750
Kevin F. McLaughlin	3,200	91,250
Alan L. Rubino	3,200	113,250
Heidi Hagen	3,200	113,250
Paul K. Wotton	3,200	37,000
Steven C. Gilman[1]	—	41,458
Lisa Wright	3,200	39,627

[1] Dr. Gilman retired from our Board effective as of April 30, 2025.

Fees Earned or Paid in Cash. The Chairman of the Board of Directors receives an annual fee of $100,000 paid in equal quarterly increments. Each other non-employee director receives an annual fee of $50,000 paid in equal quarterly increments. The chairperson of each standing committee receives an additional annual fee of $20,000 for the Audit Committee, $17,500 for the Compensation Committee and $10,000 for the Governance and Nominating Committee. The non-chair members of the Audit Committee each receive an additional $10,000 annual fee, each non-chair committee member of the Compensation Committee receives an additional $7,500 annual fee and each non-chair committee member of the Governance and Nominating Committee receives an additional annual fee of $5,000, in each case payable quarterly.

Equity Awards. Under Vericel's Amended and Restated 2022 Omnibus Incentive Plan (the "2022 Plan") and Vericel's Amended and Restated Non-Employee Director Compensation Guidelines, each non-employee director who continues to serve beyond an annual meeting receives a stock option to purchase 8,000 shares granted on the date of each annual meeting, with an exercise price equal to the fair market value of our common stock on the date of grant, and a grant of 3,200 RSUs. Each non-employee director received a stock option to purchase 8,000 shares and a grant of 3,200 RSUs at the 2025 annual meeting. Such stock options vest in equal monthly increments over a period of one year, subject to continued service through the applicable vesting dates. The RSUs vest on the earlier of the first anniversary date of the RSU grant or the date of the first annual meeting following the grant, subject to continued service through the vesting date. Newly-elected directors joining the Board of Directors during the period between annual meetings receive a grant representing a pro-rata amount of the shares subject to the option (reflecting the period of time until the next annual meeting) and a pro-rata amount of the annual RSUs awarded (reflecting the period of time until the next annual meeting). Unless the non-employee director elects deferred settlement, the RSU grant will settle on vesting.

In addition, each future non-employee director who joins the Board of Directors will also receive a one-time initial stock option to purchase 4,000 shares on the date of such director's appointment, which will vest in equal monthly installments over three years, subject to continued service through the applicable vesting dates and a one-time initial grant of 1,600 RSUs, which will vest in 1/3 annual increments over the course of three years, subject to continued service through the applicable vesting dates. Stock options issued to directors shall terminate and may no longer be exercised after the first to occur of (a) the expiration date of the option, (b) 24 months after the date on which the director's service with Vericel is terminated, or (c) a change in control to the extent provided in the stock option agreement. Under the terms of the Vericel Corporation Deferred Compensation Plan (the "Deferred Compensation Plan"), non-employee directors have the ability to defer payment of all or a portion of their annual fees and/or defer settlement of all or a portion of their grant of RSUs. RSUs with a deferred settlement are subject to vesting, but the shares are not issued until the deferred settlement date. A non-employee director must make an election to defer his or her annual fees and/or RSU grant by December 31 of the year prior to the year such amounts will be earned, or such grants made. In addition, a deferral election for the RSU grant must be made during an open-trading window. Newly elected non-employee directors must make an election within thirty days of joining the Board. A non-employee director may elect to defer payment of the annual fees and/or grant of RSUs until a date specified in the non-employee director's election. The deferred annual fees and/or grant of RSUs will be paid or settled on the earlier of (i) the date specified in the non-employee director's election, (ii) the termination of the non-employee director's service to Vericel (including due to death), (iii) the non-employee director becoming disabled, or (iv) a change in control, as defined in the 2022 Plan. Further, under the Deferred Compensation Plan, upon the occurrence of such event, the amounts credited in the non-employee director's account shall be paid in cash and/or shares of stock, as applicable, as soon as practicable, but in no event after the last day of the calendar year in which the distribution event occurs.

Stock Ownership Guidelines for Non-Employee Directors

In April 2021, the Board adopted Stock Ownership Guidelines applicable to non-employee directors. Pursuant to these guidelines, non-employee directors are expected to meet share ownership targets that are determined based on their annual retainer within five years of the adoption of the guidelines. In addition, non-employee directors who join the Board after the establishment of the guidelines have five years from such date to reach their target. For purposes of determining stock ownership levels, the following forms of equity interests in the Company are included: (i) shares owned directly (shares obtained through open market purchases or acquired and held upon vesting of Company equity awards); (ii) shares owned indirectly (shares owned jointly or separately by the individual's spouse and shares held in trust for the benefit of the director, the director's spouse and/or children); (iii) shares invested in the Company's Deferred Compensation Plan; and (iv) unvested awards of time-based RSUs. Unexercised stock options are not included when determining compliance with the required stock ownership levels. The share ownership target for non-employee directors is three times (3x) their annual retainer, and as of December 31, 2025, all non-employee directors were in compliance with their respective stock ownership targets.

Executive Compensation


PROPOSAL 2

Advisory Vote to Approve the Compensation of Our Named Executive Officers

✔ The Board of Directors unanimously recommends a vote **FOR** the approval of this resolution.


Overview

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), this proposal gives our shareholders the opportunity to vote to approve or not approve, on an advisory basis, the compensation of our named executive officers. This is commonly known, and referred to herein, as a "say-on-pay" proposal or resolution. Under Section 14A(a)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), generally, each public company must submit a say-on-pay proposal to its shareholders not less frequently than once every three years. We intend to hold an advisory vote to approve the compensation of our named executive officers annually until at least the next advisory vote on the frequency of such advisory say-on-pay votes, which will occur no later than our 2030 annual meeting.

As discussed under the Compensation Discussion and Analysis ("CD&A") below, we believe that our executive compensation programs emphasize sustainable growth through a pay-for-performance orientation and a commitment to both operational and organizational execution. We believe that the compensation program for our named executive officers was instrumental in helping us achieve strong strategic and financial performance in 2025.

We are asking our shareholders to vote "FOR" the following resolution at our Annual Meeting:

"RESOLVED, that the compensation paid to Vericel's named executive officers, as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K, including the compensation tables and narrative discussion, is hereby APPROVED."

We are asking shareholders to indicate their support for our named executive officers' compensation as described in this Proxy Statement. This vote is not limited to any specific item of compensation, but rather addresses the overall compensation of our named executive officers and our philosophy, policies and practices relating to their compensation as described in this Proxy Statement pursuant to Item 402 of Regulation S-K.

Vote Required

The say-on-pay resolution is advisory, and therefore will not have any binding legal effect on Vericel, the Board of Directors or the Compensation Committee. However, the Board of Directors and the Compensation Committee value the opinions of our shareholders and intend to take the results of the vote on this proposal into account in its future decisions regarding the compensation of our named executive officers. Abstentions and broker non-votes will have no effect on this Proposal 2. If you sign and submit your proxy card without marking your voting instructions with respect to this proposal, your shares will be voted "FOR" Proposal 2.

We believe that our compensation program for our named executive officers is in the best interests of Vericel and the Company's shareholders.

Vericel's Executive Officers



Dominick Colangelo

President and Chief Executive Officer

Dominick Colangelo, age 62, joined Vericel in 2013 and possesses more than three decades of executive management and corporate development experience in the biopharmaceutical industry, including nearly a decade with Eli Lilly and Company. During his career, he has held a variety of executive positions of increasing responsibility in product development, pharmaceutical operations, sales and marketing, and corporate development. He has extensive experience in the acquisition, development, and commercialization of products across a variety of therapeutic areas. During his tenure at Eli Lilly and Company, Mr. Colangelo held positions as Director of Strategy and Business Development for Lilly's Diabetes Product Group and also served as a founding Managing Director of Lilly Ventures. Mr. Colangelo received his B.S.B.A. in Accounting, Magna Cum Laude, from the State University of New York at Buffalo and a J.D. degree, with Honors, from the Duke University School of Law.



Joe Mara

Chief Financial Officer

Joe Mara, age 51, joined Vericel in January 2021 and has more than 25 years of financial, strategic and operational experience, including more than 15 years of experience in the biotech industry. Prior to joining Vericel, Mr. Mara served as Vice President, Finance and Head of Investor Relations at Biogen Inc. While at Biogen, Mr. Mara held several finance leadership roles, including Vice President, Global Financial Planning and Analysis and Strategic Corporate Finance and Vice President, U.S. Finance and Operations. Mr. Mara worked across the entire Biogen organization in roles of increasing responsibility within Finance, including R&D, Corporate Finance, Corporate Strategy and Commercial operations, supporting company strategy, business development and several commercial launches. Prior to joining Biogen, Mr. Mara held finance and strategy roles in the financial services and technology industries, including at Thomson Reuters Corporation and Fidelity Investments. Mr. Mara earned a B.A. degree in Economics and International Studies from Northwestern University and an M.B.A. from the Sloan School of Management at M.I.T.



Michael Halpin

Chief Operating Officer

Michael Halpin, age 64, joined Vericel in April of 2017 and possesses more than three decades of regulatory, quality assurance, and clinical research experience with a variety of medical device, combination product, small molecule, biologic, and advanced therapy technologies. Prior to joining Vericel, Mr. Halpin was with Sanofi and Genzyme Corporation, most recently as Vice President, North American region regulatory head with responsibility for Sanofi Genzyme's rare disease, immuno-inflammatory, multiple sclerosis and other business unit products. Mr. Halpin has also served as Vice President, Regulatory Affairs for Genzyme's biosurgery division, with regulatory oversight of all biosurgery and cell and gene therapy products, including Epicel, and MACI. Prior to Genzyme, Mr. Halpin held a number of regulatory, quality, and clinical affairs positions at several medical device companies, including Abbott/MediSense, C.R. Bard, and Abiomed, Inc. Mr. Halpin received his master's degree in biomedical engineering and bachelor's degree in biochemistry from the University of Virginia.



Sean Flynn

Chief Legal Officer

Sean Flynn, age 52, joined Vericel in 2019 and has served as corporate and litigation counsel for 25 years in both the public and private sectors. Prior to joining Vericel, Mr. Flynn held the position of Vice President and General Counsel of Verastem, Inc. where he was responsible for all legal matters across the organization. Mr. Flynn also served as Associate General Counsel and Chief Compliance Officer for Abiomed, Inc. during a period of rapid revenue and market growth. In that capacity, Mr. Flynn handled a wide variety of business and legal matters for the organization, while maintaining responsibility for the compliance readiness of the company on a global scale. Prior to joining Abiomed, Mr. Flynn served for seven years as a federal prosecutor with the Offices of the United States Attorney for the Eastern District of California and the Eastern District of New York. Mr. Flynn began his legal career as a litigator with Bingham McCutchen LLP, after clerking for the Honorable Ruggero J. Aldisert, Senior Circuit Judge, United States Court of Appeals for the Third Circuit, and after receiving his Juris Doctor, cum laude, from Vermont Law School. Prior to beginning his legal career, Mr. Flynn served as an Air Defense Artillery Officer in the United States Army, having graduated from the United States Military Academy at West Point in 1995.



Dr. Jonathan Hopper

Chief Medical Officer

Jonathan Hopper, age 63, is a seasoned industry executive with previous experience as a surgeon and government regulator. He qualified in medicine in the United Kingdom in 1987 and trained as an orthopedic and trauma surgeon, gaining additional clinical experience in Accident and Emergency, Sports Medicine and Trauma Intensive Care. Dr. Hopper became a Fellow of the Royal College of Surgeons of Edinburgh in 1992. In 1997, he joined the UK's Senior Civil Service as a senior medical officer at the UK's Department of Health, regulating medical device manufacturers and advising senior government officials and Ministers of State. Dr. Hopper attained the degree M.B.A. (Health Executive) from the University of Keele in 2003. In 2006, Dr. Hopper joined the medical device industry and moved to the United States in 2009. He has held various Global Medical Affairs and Clinical Development Executive roles for ConvaTec, Stryker, Osiris Therapeutics and Ferring Pharmaceuticals. Dr. Hopper joined Vericel in August 2018 and leads the Clinical Development, Pharmacovigilance and Medical Affairs functions.

Compensation Discussion and Analysis

The Compensation Committee of our Board of Directors, which is comprised solely of independent directors as defined by Nasdaq and non-employee directors as defined by Rule 16b-3 of the Exchange Act, has been delegated the authority and responsibility to review and determine (and in the case of our Chief Executive Officer, Mr. Colangelo, recommend for approval by the Board of Directors) the compensation packages of our executive officers. Other information concerning the structure, roles and responsibilities of our Compensation Committee is set forth in the "Committees of the Board -- Compensation Committee" section of this Proxy Statement.

A discussion of the policies and decisions that shape our executive compensation program, including the specific objectives and elements, is set forth below.

This CD&A focuses on the compensation for our CEO, our Principal Financial Officer, and our three other most highly compensated executive officers. Collectively, these officers are referred to as the named executive officers or NEOs. Our NEOs for 2025 are:

Dominick Colangelo
Joe Mara
Michael Halpin
Sean Flynn
Jonathan Hopper

Executive Summary

Executive Compensation Objectives and Philosophy

The objectives of our executive compensation program are to attract, retain and motivate talented executives who are critical for the continued growth and success of Vericel and to align the interests of these executives with those of our shareholders. As such, our executive compensation program seeks to focus our leadership team on those key metrics that are critical drivers for executing on the Company's strategy and achieving long-term sustainable growth. We foster a pay-for-performance culture by setting metrics in our incentive compensation plans that reflect our business plan, the operating framework for achieving it and the goals we communicate to investors. We set target performance levels that are challenging but achievable and are aligned with our strategy and our longer-term financial outlook. To this end, our compensation programs for executive officers are designed to achieve the following objectives:

1 Attract talented and experienced executives to join Vericel	**3** Motivate, reward and retain executives whose knowledge, skills and performance are critical to our success	**5** Focus executive behavior on the achievement of our corporate mission and short-term and long-term corporate objectives and strategy
2 Maintain a culture of "pay-for-performance"	**4** Ensure fairness among the executive management team by recognizing the contributions each executive makes to our success	**6** Align the interests of management and shareholders by providing management with longer-term incentives through equity ownership

Elements of Compensation

We strive to provide an effective mix of compensation elements, including providing an appropriate balance between current and long-term compensation and between cash and equity incentive compensation. Cash payments are primarily aligned with and reward short-term performance, while equity awards encourage our named executive officers to deliver sustained strong results over multi-year performance periods, thereby encouraging strong performance, ensuring fairness among the executive management team by recognizing the contributions each executive makes to our success, supporting our talent attraction and retention objectives, and fostering alignment with investors.

Target Total Direct Compensation



CEO

8%
Base Salary

8%
Annual
Non-Equity
Incentive
Compensation

84%
Long-Term
Equity
Incentive
Compensation

Performance-based



Other NEOs

19%
Base Salary

11%
Annual Non-Equity Incentive Compensation

70%
Long-Term Equity Incentive Compensation

Performance-based

Highlights of 2025 Performance and Impact on Executive Pay

OUR STRATEGY

Vericel is a leading provider of advanced therapies for the sports medicine and severe burn care markets and markets two autologous cell therapy products, MACI and Epicel, and one specialty biologic product, NexoBrid, in the United States. Our objective is to expand our leadership position in these markets and to deliver a unique combination of revenue and profitability growth for our shareholders, while generating positive operating income and cash flow. To achieve this objective, we plan to: continue to invest in potential MACI growth initiatives; seek clinical indication expansion for MACI including for its use in additional joints; launch MACI outside the U.S. into select markets, including the United Kingdom; and leverage our unique burn portfolio to expand the number of burn centers and surgeons using Epicel and NexoBrid for the treatment of severely injured patients.

Led by its executive management team, Vericel delivered another strong year of financial and business results in 2025 as the Company achieved record full-year revenue of $276.3 million, maintaining its 20% compound annual total revenue growth rate since the launch of MACI. The Company's financial performance in 2025 was led by MACI, with record full-year MACI revenue of $239.5 million, representing 21% growth over the prior year and the third consecutive year of 20% or more growth for the product. MACI had a strong close to the year in the fourth quarter achieving the highest ever quarterly number of MACI implants, implanting surgeons, surgeons taking biopsies and biopsies. MACI's leadership position in the cartilage repair market has continued to strengthen, as MACI has generated a compound annual growth rate of 24% since we launched the product in 2017. In addition, more than 20,000 patients have now been treated with MACI in the U.S. We believe that MACI's strong clinical profile, together with the surgeon and patient benefits of a simpler, less invasive surgery will continue to drive the product's growth moving forward. MACI's performance was driven in part by the uptake of MACI Arthro®, which is designed to treat smaller cartilage defects on the femoral condyle of the knee and represents the largest segment of MACI's overall addressable market. During 2025, our commercial and clinical teams were very successful in training both new and existing MACI surgeons on the MACI Arthro technique and have now trained approximately 1,000 surgeons to date. Notably, among this trained surgeon population we have seen an inflection in MACI biopsy and implant growth. We believe that these positive trends are driven by the fact that MACI Arthro is a less invasive procedure with the potential for improved patient outcomes. Notably, growth in the small condyle defect segment accelerated in MACI Arthro's first full year on the market in 2025, as this segment became one of MACI's highest implant and biopsy growth segments. We believe these positive trends, coupled with a 30% expansion in our sales force, will drive sustained strong growth for MACI in the years ahead.

The Company also made substantial progress on its operational and lifecycle management goals during 2025, as we seek to position the Company for sustained long-term growth. The Company remains focused on achieving the approval of MACI to treat cartilage defects in the ankle, which represents the largest market opportunity for MACI outside of the knee. Following an application to the FDA, our clinical and regulatory teams were successful in obtaining Investigational New Drug ("IND") clearance for MACI's use in the ankle during the second quarter of 2025, and during the fourth quarter of 2025 the Company initiated the MASCOT randomized controlled trial evaluating MACI's use in the ankle versus bone marrow stimulation. MASCOT is the first randomized, controlled clinical trial evaluating MACI for the treatment of Osteochondral Lesions of the Talus ("OLT") and its initiation is a significant step in MACI's overall lifecycle management. If approved, we believe MACI's label expansion allowing its use in the ankle will be another long-term growth driver for the product in the coming years and increase the product's overall addressable market.

The Company's Operations team achieved a significant milestone for the Company with the completion of construction of Vericel's new state-of-the-art advanced cell therapy manufacturing and corporate headquarters facility in the greater Boston area. In March 2026, we announced that the FDA has now approved the facility for commercial MACI manufacturing, which we expect will begin in the second quarter of 2026. In addition to significantly increasing our cell therapy manufacturing capacity to support the long-term growth of our commercial products, the new facility is designed to meet both U.S. and global manufacturing requirements, which provides strategic flexibility to potentially commercialize MACI outside the U.S. and expand our geographic footprint. In late 2025, the Company initiated our MACI international expansion, with the first phase targeting a planned MACI launch in the United Kingdom in 2027.

For 2025, our Burn Care franchise achieved total revenue of $36.8 million, consisting of $32.1 million of Epicel revenue and $4.7 million of NexoBrid revenue. Epicel remains an important treatment option for severe burn patients in the United States. NexoBrid uptake continues to increase at burn centers across the country since its commercial launch at the end of 2023. The addition of NexoBrid to our commercial portfolio has expanded the addressable market for our Burn Care franchise and we believe that our larger commercial footprint will continue to drive both NexoBrid uptake and increase Epicel utilization.

Ultimately, the ability of our commercial teams to execute across our product portfolio, along with continued expense management, allowed Vericel to generate $70.9 million of adjusted EBITDA*, representing full-year adjusted EBITDA growth of 33%. Our Company's strong balance sheet also saw our gross margin expand to 74% for the year. Importantly, the Company achieved full-year GAAP net income of $16.5 million, representing the second consecutive year of GAAP net profitability for the Company and 59% growth over the prior year. Ultimately, the Company's strong financial profile permitted Vericel to generate $51.9 million in operating cash flow and end the year with nearly $200 million in cash and investments and no debt.

* For more information concerning Vericel's presentation of non-GAAP measures, including a reconciliation of reported net income (GAAP) to adjusted EBITDA (non-GAAP), please refer to the Company's discussion of "GAAP versus non-GAAP Measures", on page 78 of this Proxy Statement.

Consideration of Say-On-Pay Vote

There was strong support at the 2025, 2024 and 2023 annual meetings for the compensation program provided to Vericel's named executive officers, with more than 90%, 95% and 92% of votes cast in favor, respectively. In light of the recent strong support for our executive compensation program reflected by the results of these "say-on-pay" proposals, the Compensation Committee maintained the same general structure and approach to Vericel's executive compensation program for 2025. Although the results of the say-on-pay proposal are not binding, our Board and Compensation Committee value the input of our shareholders and intend to continue to consider the outcome of say-on-pay votes, as well as feedback received throughout the year, when making compensation decisions for our named executive officers in the future.



Executive Compensation Best Practices

 **What We Do**

- ✔ Pay with performance alignment
- ✔ Support value creation by balancing short-and long-term incentive compensation programs and goals
- ✔ Retain an independent compensation consultant
- ✔ Provide shareholders with an annual say-on-pay vote
- ✔ Conduct competitive benchmarking of executive pay
- ✔ Maintain robust stock ownership guidelines
- ✔ Maintain enhanced Clawback Policy
- ✔ Engage with shareholders and consider shareholder input on executive pay practices

 **What We Don't Do**

- ✘ No excessive perquisites
- ✘ No tax gross-ups on executive perquisites or on executive severance or change in control benefits
- ✘ No single-trigger change in control benefits
- ✘ No hedging or pledging
- ✘ No supplemental company-paid retirement benefits
- ✘ No "evergreen" replenishment of shares
- ✘ No dividends or dividend equivalents on unearned equity awards
- ✘ No stock option repricing without prior shareholder approval

Procedures for Determining Compensation

Roles of Compensation Committee, Management and Compensation Consultant

The Compensation Committee performs a review of compensation for Vericel's executive officers annually. As part of this review, the Compensation Committee takes into consideration its understanding of external market data, which is primarily based on compensation practices of comparable companies (based on size and stage of development). Periodically, the Compensation Committee engages FW Cook, an independent consultant, to perform an analysis of the current compensation program. In late 2024, the Compensation Committee engaged FW Cook to perform an independent review of the compensation program for our executive officers to assist with setting 2025 compensation. FW Cook reports directly to the Compensation Committee. Other than the work it performs for the Compensation Committee, FW Cook does not provide any consulting services to Vericel or its executive officers. Our Compensation Committee performs an annual assessment of the independence of its compensation advisers. Our Compensation Committee has determined that FW Cook is independent and that their work has not raised any conflict of interests.

Generally, our Compensation Committee reviews and approves compensation arrangements for executive officers in the first quarter of each year and in connection with the hiring of new executives. Other than with respect to the compensation of our Chief Executive Officer, our Compensation Committee also takes into consideration the recommendations for executive compensation made by our Chief Executive Officer, whose recommendations are generally presented at the time of our Compensation Committee's review of executive compensation arrangements.

The compensation decisions made at the beginning of 2025 occurred in the context of sustained long-term performance, evidenced by our 18% three-year compound annual total shareholder return through January 31, 2025, which was in the 66th percentile of our compensation peer group.

Peer Group

As part of its engagement, FW Cook analyzed compensation data relating to our peer group companies as approved by the Compensation Committee with input and guidance from FW Cook. The compensation analysis was performed in late 2024 and early 2025 and informed the 2025 compensation program. The peer group companies were reviewed in Fall 2024 and consisted of 19 publicly-traded companies in the biotechnology/pharmaceutical and health care equipment & supplies industries, which had a median market capitalization of $2.00 billion on October 11, 2024 (consistent with our $2.04 billion market capitalization at that time). All peers had a market capitalization as of October 11, 2024 in a range of 0.3 to 3.4 times our market capitalization at that time. The peer group companies that informed 2025 executive officer compensation decisions are outlined below.

2025 PEER GROUP

Alphatec Holdings, Inc.	PROCEPT BioRobotics Corporation
Amicus Therapeutics, Inc.	PTC Therapeutics, Inc.
Artivion, Inc.	Rhythm Pharmaceuticals, Inc.
AtriCure, Inc.	RxSight, Inc.
Beam Therapeutics, Inc.	STAAR Surgical Company
Corcept Therapeutics, Inc.	Supernus Pharmaceuticals, Inc.
Glaukos Corporation	Tandem Diabetes Care, Inc.
Inari Medical, Inc.	TransMedics Group, Inc.
iRhythm Holdings, Inc.	Travere Therapeutics, Inc.
Ironwood Pharmaceuticals, Inc.	

Components of 2025 Compensation

The primary components of our executive officer compensation program are: (i) annual base salary; (ii) annual incentive compensation, which is based on the achievement of specified Company goals; and (iii) long-term equity incentive compensation in the form of periodic stock option and RSU grants, with the objective of aligning the executive officers' long-term interests with those of our shareholders.

In establishing overall executive compensation levels and making specific compensation decisions for the executives in 2025, the Compensation Committee considered several criteria, including each executive's position, prior compensation levels, scope of responsibilities, prior and current period performance, attainment of individual and overall Company performance objectives, and external market data. In addition, the Compensation Committee considered the results of the advisory vote by shareholders on the "say-on-pay" proposal presented to shareholders at Vericel's 2024 annual meeting, which had a 95% support rate.

The Compensation Committee also reviews the allocation of compensation components regularly to help ensure alignment with strategic and operating goals, competitive market practices and legislative changes. The Compensation Committee does not apply a specific formula to determine the allocation between cash and non-cash forms of compensation.

2025 Base Salary

We believe that a competitive base salary is a necessary element of any compensation program that is designed to attract and retain talented and experienced executives. Base salaries are established, in part, based on the individual experience, skills and expected contributions of our executives and our executives' performance during the prior year, with market data considered as context. The Compensation Committee reviews base salaries for our executive officers annually. We may also change the base salary of an executive officer at other times due to market conditions or if a change in the scope of the officer's responsibilities justifies such adjustment.

In February 2025, our Compensation Committee approved base salary increases for each of our named executive officers serving at that time, based upon various factors, including a review of individual performance during 2024 and a comparison of cash compensation versus peer group data. Salary adjustments were focused on providing cash compensation in a competitive range relative to market benchmarks, also taking into account each executive's tenure and performance. The table below sets forth the adjustments to base salaries for each of our named executive officers:

	Base Salary Adjustments		
Name	**2024 Base Salary ($)**	**2025 Base Salary ($)**	**Increase (%)**
Dominick Colangelo	830,000	860,000	3.6%
Joe Mara	505,000	525,000	4.0%
Michael Halpin	535,000	562,000	5.0%
Sean Flynn	465,000	484,000	4.1%
Jonathan Hopper	475,000	494,000	4.0%

Annual Non-Equity Incentive Compensation

We maintain an annual incentive program (or "AIP") that is designed to drive annual performance against important strategic, operational and financial aspects of our organization. We believe the AIP focuses management on advancing our overall corporate strategy and furthering both the short-and long-term growth of the Company. Each executive officer has a target cash incentive amount that is set as a percentage of base salary, based upon consideration of potential contribution, level and market data.



2025 Performance Metrics

The determination of annual incentives for our executives in 2025 was tied to achieving our financial targets, advancing our commercial and development stage products and accomplishing operational goals. In addition, a portion of annual incentive compensation was tied to a stretch upside value goal. These metrics were established by the Compensation Committee and approved by the full Board at the beginning of 2025.

	Weighting	Our Goals	Our Metrics	Achievement
Commercial and Financial Performance Goals	40%	Total net revenue	• Generate total net product revenue of at least $288.2 million	46% [1]
		Budget expense	• Achieve budget expense of $220.3 million (excluding depreciation, amortization and stock-based compensation, and unusual one-time expenses or changes in accounting methodology)	
Product Goals	40%	Commercial Product Goals	• Achieve budgeted MACI goals of increasing number of biopsy surgeons and number of MACI Arthro implants; achieve unique Epicel biopsy center target; and achieve goal of obtaining NexoBrid orders at target burn centers	28% [2]
		Long-Term Brand Development Goals	• Complete MACI, Epicel and NexoBrid long-term brand development initiatives	
		Product Development Goals	• Submit MACI Ankle IND to the FDA by Q2 2025 and initiate MASCOT trial by December 31, 2025	
Operational Goals	20%	Manufacturing Capacity and Operational Improvement Initiatives	• Complete manufacturing facility and key manufacturing/IT efficiency improvement initiatives	26% [3]
			• Deliver employee programs that build upon Vericel's high performing culture	
Upside Value Goals	Up to 15%	Business Development	• Execute high-quality business development transaction	0% [4]

No more than 200% of target may be earned under the AIP. The Compensation Committee reviewed the Company's performance in 2025 against the corporate goals and made a determination of a 100% achievement of our corporate goals for 2025, based on the following:

[1.] 46% out of a target 40% was awarded for the Commercial and Financial Performance Goals. The Company achieved total net product revenue of $276.3 million during 2025. Although total revenue was slightly below target for the year, the commercial team's performance enabled the Company to continue along its high growth trajectory, achieving 21% year-over-year revenue growth for MACI, which represented the third consecutive year of 20%+ growth for our lead product. The Company exceeded its target goal with respect to budget expense performance, and when averaged with the Company's revenue performance, the ultimate result is an overall achievement for the commercial and financial performance goals category above target. The Company's continued year-over-year revenue growth, coupled with its fiscal discipline, ultimately resulted in the Company generating $70.9 million of adjusted EBITDA*, representing adjusted EBITDA* growth for the year of 33% and growing its cash and investments balance to nearly $200 million. Importantly, the Company achieved full-year GAAP profitability for the second consecutive year, generating $16.5 million in net income, representing a 59% increase over the prior year.

[*] For more information concerning Vericel's presentation of non-GAAP measures, including a reconciliation of reported net income (GAAP) to adjusted EBITDA (non-GAAP), please refer to the Company's discussion of "GAAP versus non-GAAP Measures", on page 78 of this Proxy Statement.

2. 28% out of a target 40% was awarded for Product Goals. The Compensation Committee awarded below the target percentage for these goals primarily as a result of the Company falling short of its MACI surgeon engagement goal and MACI Arthro implant goal. Additionally, the Company's commercial performance fell below target with respect to Epicel biopsy centers and NexoBrid ordering centers. Notably, the Company exceeded its goal focused on advancing its long-term strategic imperative of bringing a MACI Ankle product to market in the U.S. The Company was successful in obtaining IND clearance from the FDA for MACI's use in the ankle and subsequently initiated a phase 3 randomized clinical trial (MASCOT) to evaluate MACI's use in the ankle during the fourth quarter of 2025. The MASCOT trial's initiation is a significant milestone for the Company and represents a potential and substantial longer-term growth driver for MACI, which may enable the Company to expand into other orthopedic markets. The Company additionally exceeded its goals focused on certain long term brand development initiatives, including those related to the development of MACI-related surgical instruments, the Company's potential expansion into markets outside the U.S., and certain clinical data generation and publication activities. Overall, when considering the Company's achievements in advancing its pipeline along with its performance towards achieving its commercial product goals, the Compensation Committee awarded below the target percentage.

3. 26% out of a target 20% was awarded for the Operational Goals. The Compensation Committee awarded above the target level for these goals as a result of the Company meeting or exceeding each of its budgeted goals relating to: the advancement of plans to qualify the Company's new manufacturing facility with the FDA; identifying and realizing certain material and vendor cost savings; and the development and execution of various human resources, people and culture programs.

4. 0% out of a maximum 15% was awarded for the Upside Goal. During 2025, the Company chose not to execute any business development transactions.

2025 AIP Payments

The table below shows the target award under the 2025 AIP as a percentage of each named executive officer's annual base salary in 2025, the target cash award opportunity in dollars for 2025, and the actual cash bonus payments and percent of award opportunity paid to our named executive officers for 2025 performance.

Name	2025 Annual Incentive Program			
	2025 Target Award (% of Base Salary)	2025 Target Award Opportunity ($)	2025 Actual Bonus Payment ($)	2025 Actual Bonus Payment (% of Target Award Opportunity)
Dominick Colangelo	100%	860,000	860,000	100%
Joe Mara	60%	315,000	315,000	100%
Michael Halpin	60%	337,200	337,200	100%
Sean Flynn	50%	242,000	242,000	100%
Jonathan Hopper	50%	247,000	247,000	100%

Equity Incentive Compensation

Equity incentive compensation aligns executives with shareholders and allows them to share in any appreciation in the value of our common stock. In 2025, the Compensation Committee awarded stock options and RSUs to our named executive officers to aid in their retention, to motivate them to achieve both near-term and long-term corporate objectives and increase share price. In determining the form and value of a grant, the Compensation Committee considers the contributions and responsibilities of each named executive officer, appropriate incentives for the achievement of our long-term growth, the size and value of grants made to other executives at peer companies holding comparable positions, individual achievement of designated performance goals, Vericel's overall performance relative to corporate objectives, and our overall equity compensation burn rate.

Stock options and RSU awards vest over time, generally four years, subject to continued employment with Vericel over the vesting period, which promotes executive retention. All stock options have a ten-year term and an exercise price equal to the fair market value of our common stock on the date of grant, which is equal to our closing market price on such date.

Awards are made at levels calculated to be competitive within our peer group. In determining the amount of each grant, the Compensation Committee also reviews the number of shares held by the executive prior to the grant. In late 2024, the Compensation Committee engaged FW Cook to independently review the equity incentive grant practices of Vericel as compared to our peer group, and this market data was used to support compensation decisions for 2025.

The executive equity award strategy for 2025 focused on providing a competitive number of stock options and RSUs, with the majority of equity awards provided in stock options to ensure that our executives are aligned with shareholder value creation and to ensure the program pays for performance. The Compensation Committee reviewed the Company's projected 2025 equity compensation burn rate and determined that the number of shares granted to executives would maintain the burn rate below the median of our peer group.

On February 20, 2025, the Board of Directors granted our CEO, and the Compensation Committee granted our other named executive officers, the following stock options and RSUs at a $54.31 price. The grant date fair value of these awards is also reported in the 2025 Summary Compensation Table below.

Name	Option and RSU Awards Granted February 20, 2025			
	Number of Shares Underlying Options (#)	Number of RSUs (#)	Stock Awards and Option Awards Fair Value ($)[1]	Stock Awards and Option Awards Intrinsic Value ($)[2]
Dominick Colangelo	182,500	73,000	9,420,917	2,460,830
Joe Mara	46,250	18,500	2,387,493	623,635
Michael Halpin	52,500	21,000	2,710,127	707,910
Sean Flynn	35,000	14,000	1,806,751	471,940
Jonathan Hopper	35,000	14,000	1,806,751	471,940

[1] Amounts reflect the grant date fair value of the stock option awards and RSUs made to the named executive officers, calculated in accordance with FASB ASC Topic 718. For purposes of this calculation, we have disregarded forfeiture assumptions related to service-based vesting conditions. For a discussion of the assumptions used in calculating these values, see Note 7 to our consolidated financial statements in our annual report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on February 26, 2026.

[2] Amounts reflect the intrinsic value, which is calculated as the number of RSUs and stock options granted on February 20, 2025, based on the proxy record date stock price of $33.71.

Other Compensation

Generally, benefits available to executive officers are available to all employees on similar terms and include health and welfare benefits, paid time-off, life and disability insurance and a 401(k) plan.

We provide the benefits above to attract and retain our executive officers and other employees by offering compensation that is competitive with other companies that are similar in size and stage of development. These benefits represent a relatively small portion of the total compensation of our named executive officers.

Other Items

Compensation Risk Analysis/Risk Assessment

We believe that risks arising from our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on the Company. In addition, the Compensation Committee believes that the mix and design of the elements of executive compensation do not encourage management to assume excessive risks.

The Compensation Committee, with the assistance of FW Cook, extensively reviewed the elements of executive compensation to determine whether any portion of executive compensation encouraged excessive risk-taking and concluded:

• Inclusion of significant long-term incentive compensation discourages short-term risk taking;

• Compensation is in a market range and is not set as an outlier;

• The mix of short and long-term compensation (base salary, annual cash incentive, equity grants) is consistent with industry norms;

• Goals are appropriately set to avoid targets that, if not achieved, result in a large percentage loss of compensation; and

• The prohibition on hedging or pledging of our stock discourages short-term and excessive risk taking. Furthermore, as described in this CD&A section, compensation decisions include subjective considerations to moderate the effects that formulas or objective factors might have on excessive risk taking.

Executive Stock Ownership Guidelines

 Chief Executive Officer

 All other Named Executive Officers

In April 2021, the Board adopted Stock Ownership Guidelines applicable to the Company's named executive officers. Pursuant to these guidelines, named executive officers are expected to meet share ownership targets that are determined based on their annual salary, within five years of the adoption of the guidelines. In addition, named executive officers who join the Company after the establishment of the guidelines have five years from such date to reach their target. The share ownership target for the Company's CEO is five times (5x) his or her base salary, while other named executive officers have a target of two times (2x) base salary. For purposes of determining stock ownership levels, the following forms of equity interests in the Company are included: (i) shares owned directly (shares obtained through open market purchases or acquired and held upon vesting of Company equity awards); (ii) shares owned indirectly (shares owned jointly or separately by the individual's spouse and shares held in trust for the benefit of the named executive officer, the named executive officer's spouse and/or children); (iii) shares or units represented by amounts invested in a Company sponsored employee stock purchase plan, 401(k) plan or deferred compensation plan; and (iv) unvested awards of time-based RSUs. Unexercised stock options are not included when determining compliance with the required stock ownership levels. As of December 31, 2025, all of our named executive officers were in compliance with their respective stock ownership targets.

Clawback Policy

We maintain a robust Policy for Recoupment of Erroneously Awarded Incentive Compensation or "Clawback" Policy covering each of our executive officers (including our named executive officers). In June 2023, the SEC approved the Nasdaq's proposed listing rules implementing the incentive-based compensation recovery provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act") and Rule 10D-1 of the Exchange Act, which require listed companies to develop and implement a policy providing for the recovery of erroneously awarded incentive-based compensation received by current or former executive officers and to satisfy related disclosure obligations. Effective October 2, 2023, we amended and restated our previous clawback policy to reflect these requirements. The Clawback Policy requires the prompt recovery of certain excess incentive-based compensation received during an applicable three-year recovery period by current or former executive officers in the event we are required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the securities laws. Incentive-based compensation potentially subject to recovery under the Clawback Policy is, in general, limited to any compensation granted, earned, or vested based wholly or in part on the attainment of one or more financial reporting measures (whether cash or equity-based).

Insider Trading Policy

We have adopted an insider trading policy that governs the purchase, sale and/or other dispositions of our securities by directors, officers and employees, as well as the Company, that is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the Nasdaq listing standards applicable to us. Among other requirements, the Company's insider trading policy prohibits individuals from engaging in transactions involving the common stock of Vericel Corporation while such individuals are in possession of material, nonpublic information about the Company. The insider trading policy also prohibits individuals from disclosing material, nonpublic information about the Company to others who may trade on the basis on that information. A copy of our Insider Trading Policy is included as Exhibit 10.43 to our Annual Report on Form 10-K and posted to our website at investors.vcel.com/corporate-governance.

Policies and Practices for Granting Certain Equity Awards

We have adopted an Equity Awards Grant Policy, which establishes the process by which we grant incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock units, restricted stock awards, performance-based equity awards and dividend equivalent rights (collectively "Equity Awards") to an officer or employee of the Company pursuant to the provisions of our 2022 Plan or any other equity compensation plan of the Company that the Board determines to be subject to such policy (collectively, with the 2022 Plan, the "Plans"). Although the Plans may permit the granting of Equity Awards at any time, the Company will generally grant Equity Awards on a regularly scheduled basis. Grants of Equity Awards made in conjunction with the hiring of a new employee or the promotion of an existing employee will be made, if at all, on a monthly basis and become effective on the 15th day of the month following the date on which the employee's employment begins or promotion occurs.

Grants of Equity Awards to existing employees (other than in connection with a promotion) will generally be made, if at all, on an annual basis. It is the intention of the Board and the Compensation Committee to consider and approve any such grants requiring Board or Compensation Committee approval at a meeting of the Board or Compensation Committee, which meeting will be established in advance with notice to the Board or the Compensation Committee, as appropriate. Any such annual grant will be effective upon the date set by the Board or the Compensation Committee, as appropriate, which date shall generally be no later than seven (7) calendar days from the date such grant is approved by the Board, the Compensation Committee or its delegate, or such later date specified in such approval. The Company's current practice is to grant annual awards to employees at generally the same time each calendar year.

With the exception of grants awarded upon their appointment to the Board, grants of Equity Awards to the Company's non-employee directors occur annually on the date of the Corporation's annual meeting of shareholders.

Notwithstanding the foregoing, the Compensation Committee or the Board may approve an Equity Award grant or modification by unanimous consent in writing or by electronic transmission. Any such consent in writing or by electronic transmission will be effective as of the latest date it is signed or transmitted, respectively, and, therefore, the effective date of grant or modification may not be prior to such latest date.

The Compensation Committee and the Board do not take into account material non-public information when determining the timing or terms of Equity Awards and it is the Company's policy to not purposely accelerate or delay the public release of material non-public information in consideration of a pending Equity Award in order to allow the grantee to benefit from a more favorable stock price. During fiscal year 2025, the Company did not grant Equity Awards to any named executive officer during any period beginning four business days before and ending one business day after the filing of any Company periodic report on Form 10-Q or Form 10-K, or the filing or furnishing of any Company Form 8-K that disclosed any material non-public information.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.


COMPENSATION COMMITTEE MEMBERS:
Alan Rubino, Chairman
Heidi Hagen
Paul Wotton, Ph.D.


This report shall not constitute "soliciting material," shall not be deemed "filed" with the Securities and Exchange Commission and is not to be incorporated by reference into any of our other filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate this report by reference therein.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2025, Mr. Rubino, Ms. Hagen and Dr. Wotton served as the members of our Compensation Committee. None of the members of our Compensation Committee is, or has been, an officer or employee of ours or any of our subsidiaries. During the last year, none of our executive officers served as: (1) a member of the compensation committee (or other committee of the board of directors performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on the compensation committee; (2) a director of another entity, one of whose executive officers served on the compensation committee; or (3) a member of the compensation committee (or other committee of the board of directors performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a director on our Board of Directors.

Executive Compensation Tables

Summary Compensation Table

The following table summarizes all compensation earned by or paid to Dominick Colangelo, our President and Chief Executive Officer, effective March 1, 2013; Joe Mara, our Chief Financial Officer, effective January 25, 2021; Michael Halpin, our Chief Operating Officer, effective June 15, 2019; Sean Flynn, our Chief Legal Officer, effective November 4, 2019; and Jonathan Hopper, our Chief Medical Officer, effective August 20, 2018, (the "named executive officers") during the fiscal years indicated.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)[4]	Total ($)
Dominick Colangelo President and CEO	2025	860,000	3,964,630	5,456,287	860,000[10]	15,451[5]	11,156,368
	2024	830,000	3,526,630	5,153,805	712,600	14,490	10,237,525
	2023	790,000	2,176,860	3,336,223	738,700	14,639	7,056,422
Joe Mara Chief Financial Officer	2025	525,000	1,004,735	1,382,758	315,000	14,869[6]	3,242,362
	2024	505,000	893,735	1,306,101	255,000	14,166	2,974,002
	2023	475,000	551,670	845,481	261,300	14,314	2,147,765
Michael Halpin Chief Operating Officer	2025	562,000	1,140,510	1,569,617	337,200	14,669[7]	3,623,996
	2024	535,000	1,014,510	1,482,602	270,200	13,974	3,316,286
	2023	505,000	626,220	959,735	277,800	14,113	2,382,869
Sean Flynn Chief Legal Officer	2025	484,000	760,340	1,046,411	242,000	14,669[8]	2,547,420
	2024	465,000	579,720	847,201	211,300	13,974	2,117,195
	2023	430,000	357,840	548,420	212,900	14,113	1,563,273
Jonathan Hopper Chief Medical Officer	2025	494,000[11]	760,340	1,046,411	247,000[11]	14,885[9]	2,562,636
	2024	475,000	579,720	847,201	215,900	14,226	2,132,047
	2023	440,000	357,840	548,420	217,800	14,365	1,578,425

[1] Amounts reflect the grant date fair value of awards of time-based RSUs made to the named executive officer in the year indicated, computed in accordance with FASB ASC Topic 718. For purposes of this calculation, we have disregarded forfeiture assumptions related to service-based vesting conditions. For a discussion of the assumptions used in calculating these values, see Note 7 to our consolidated financial statements in our annual report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on February 26, 2026.

[2] Amounts reflect the grant date fair value of the stock option awards made to the named executive officers in the year indicated, calculated in accordance with FASB ASC Topic 718. For purposes of this calculation, we have disregarded forfeiture assumptions related to service-based vesting conditions. For a discussion of the assumptions used in calculating these values, see Note 7 to our consolidated financial statements in our annual report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on February 26, 2026.

[3] Amounts reported in this column represent annual cash incentive bonuses, which were awarded based on achievement of corporate performance goals for the year indicated. The 2025 cash incentive bonus determinations are described in more detail above under the heading "Annual Non-Equity Incentive Compensation."

[4] Amounts reported in the "All Other Compensation" column include Vericel's contributions to its 401(k) Plan and life insurance premiums, as detailed in footnotes 5, 6, 7, 8 and 9. None of the named executive officers received perquisites having an aggregate value of $10,000 or more in the fiscal years ended December 31, 2025, 2024, or 2023.

[5] This amount includes Vericel's contributions of $12,250 made to Mr. Colangelo's 401(k) Plan and payments of $3,201 for life insurance premiums.

[6] This amount includes Vericel's contributions of $12,250 made to Mr. Mara's 401(k) Plan and payments of $2,619 for life insurance premiums.

[7] This amount includes Vericel's contributions of $12,250 made to Mr. Halpin's 401(k) Plan and payments of $2,419 for life insurance premiums.

[8] This amount includes Vericel's contributions of $12,250 made to Mr. Flynn's 401(k) Plan and payments of $2,419 for life insurance premiums.

[9] This amount includes Vericel's contributions of $12,250 made to Dr. Hopper's 401(k) Plan and payments of $2,635 for life insurance premiums.

[10] Mr. Colangelo deferred $712,600 of his non-equity incentive compensation pursuant to the Company's Deferred Compensation Plan.

[11] Mr. Hopper deferred $24,517 of his salary, and $21,590 of his non-equity incentive compensation, respectively, pursuant to the Company's Deferred Compensation Plan.

Grants of Plan-Based Awards

The following table presents information on all grants of plan-based awards made in the fiscal year ended December 31, 2025 to our named executive officers:

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]		All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards[2]
		Target ($)	Maximum ($)				
Dominick Colangelo	—	860,000	1,720,000	—	—	—	—
	2/20/2025	—	—	73,000	—	—	3,964,630
	2/20/2025	—	—	—	182,500	54.31	5,456,287
Joe Mara	—	315,000	630,000	—	—	—	—
	2/20/2025	—	—	18,500	—	—	1,004,735
	2/20/2025	—	—	—	46,250	54.31	1,382,758
Michael Halpin	—	337,200	674,400	—	—	—	—
	2/20/2025	—	—	21,000	—	—	1,140,510
	2/20/2025	—	—	—	52,500	54.31	1,569,617
Sean Flynn	—	242,000	484,000	—	—	—	—
	2/20/2025	—	—	14,000	—	—	760,340
	2/20/2025	—	—	—	35,000	54.31	1,046,411
Jonathan Hopper	—	247,000	494,000	—	—	—	—
	2/20/2025	—	—	14,000	—	—	760,340
	2/20/2025	—	—	—	35,000	54.31	1,046,411

[1] Non-equity incentive plan awards consist of performance-based cash bonuses earned based on achievement of pre-determined performance criteria during fiscal year 2025. There is no threshold payout amount under the non-equity incentive plan. The 2025 cash incentive bonus determinations are described in more detail above under the heading "Annual Non-Equity Incentive Compensation."

[2] This reflects the grant date fair value of option and RSU awards granted to our named executive officers during the year ended December 31, 2025, calculated in accordance with FASB ASC Topic 718. For purposes of this calculation, we have disregarded forfeiture assumptions related to service-based vesting conditions. For a discussion of the assumptions used in calculating these values, see Note 7 to our consolidated financial statements in our annual report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on February 26, 2026.

Outstanding Equity Awards at Fiscal Year End

The table below reflects all outstanding equity awards held by each of the named executive officers as of December 31, 2025. We currently grant stock-based awards pursuant to our 2022 Plan and have outstanding awards under our Amended and Restated 2019 Omnibus Incentive Plan (the "2019 Plan"), 2017 Omnibus Incentive Plan (the "2017 Plan") and our Second Amended and Restated 2009 Omnibus Incentive Plan (the "2009 Plan").

		Option Awards				Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable[1]	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]
Dominick Colangelo	2/7/2018	279,307	—	7.20	2/7/2028	—	—
	2/6/2019	303,998	—	16.66	2/6/2029	—	—
	2/11/2020	219,445	—	18.00	2/11/2030	—	—
	2/19/2021	300,000	—	51.40	2/19/2031	—	—
	2/18/2022	255,937	17,063	34.90	2/18/2032	11,700	421,317
	2/17/2023	125,468	57,032	29.82	2/17/2033	36,500	1,314,365
	2/22/2024	79,843	102,657	48.31	2/22/2034	54,750	1,971,548
	2/20/2025	34,218	148,282	54.31	2/20/2035	73,000	2,628,730
Joe Mara	1/25/2021[4]	160,000	—	43.63	1/25/2031	—	—
	2/18/2022	60,252	4,017	34.90	2/18/2032	2,755	99,208
	2/17/2023	31,796	14,454	29.82	2/17/2033	9,250	333,093
	2/22/2024	20,234	26,016	48.31	2/22/2034	13,875	499,639
	2/20/2025	8,671	37,579	54.31	2/20/2035	18,500	666,185
Michael Halpin	2/6/2019	56,250	—	16.66	2/6/2029	—	—
	2/11/2020	105,000	—	18.00	2/11/2030	—	—
	2/19/2021	100,000	—	51.40	2/19/2031	—	—
	2/18/2022	83,671	5,579	34.90	2/18/2032	3,825	137,738
	2/17/2023	36,093	16,407	29.82	2/17/2033	10,500	378,105
	2/22/2024	22,968	29,532	48.31	2/22/2034	15,750	567,158
	2/20/2025	9,843	42,657	54.31	2/20/2035	21,000	756,210
Sean Flynn	11/4/2019[4]	100,000	—	16.25	11/4/2029	—	—
	2/19/2021	60,000	—	51.40	2/19/2031	—	—
	2/18/2022	50,859	3,391	34.90	2/18/2032	2,325	83,723
	2/17/2023	20,625	9,375	29.82	2/17/2033	6,000	216,060
	2/22/2024	13,125	16,875	48.31	2/22/2034	9,000	324,090
	2/20/2025	6,562	28,438	54.31	2/20/2035	14,000	504,140
Jonathan Hopper	8/20/2018[4]	12,604	—	10.95	8/20/2028	—	—
	2/6/2019	6,000	—	16.66	2/6/2029	—	—
	2/11/2020	7,098	—	18.00	2/11/2030	—	—
	2/19/2021	60,000	—	51.40	2/19/2031	—	—
	2/18/2022	50,859	3,391	34.90	2/18/2032	2,325	83,723
	2/17/2023	20,625	9,375	29.82	2/17/2033	6,000	216,060
	2/22/2024	13,125	16,875	48.31	2/22/2034	9,000	324,090
	2/20/2025	6,562	28,438	54.31	2/20/2035	14,000	504,140

[1] Unless otherwise noted, options vest over a period of four years, with 6.25% vesting each quarter following the grant date.

[2] RSUs vest over four years with 25% vesting on the first anniversary of the grant date and the remainder vesting in equal annual installments thereafter.

[3] Based on a price of $36.01 per share, which was the closing price per share of our common stock as reported by the Nasdaq Global Market on December 31, 2025.

[4] This option vests over a period of four years, with 25% vesting on the first anniversary of the grant date and the remainder vesting in equal quarterly installments thereafter.

Option Exercises and Stock Vested

The following table sets forth information with respect to the exercise of options by our named executive officers as well as the vesting of RSUs during the year ended December 31, 2025. None of our named executive officers held equity awards other than stock options and RSUs that were exercised or vested during the year ended December 31, 2025.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)[1]**	**Number of Shares Acquired on Vesting ($)[2]**	**Value Realized on Vesting ($)[3]**
Dominick Colangelo	131,008	5,374,414	57,138[4]	3,177,506
Joe Mara	—	—	12,004	662,290
Michael Halpin	20,000	566,488	17,138	954,354
Sean Flynn	—	—	10,075	561,561
Jonathan Hopper	31,652	748,816	10,075[5]	561,561

[1] Value realized on exercise of stock option awards does not represent proceeds from any sale of any common stock acquired upon exercise but is determined by multiplying the number of shares acquired upon exercise by the difference between the per share exercise price of the option and the closing price of a share of our common stock on the Nasdaq Global Market on the date of exercise.

[2] This represents total RSUs that vested for the named executive officer. A portion of these shares were withheld to cover the tax liability of the vesting and the amounts reported do not represent the total shares received by the employee.

[3] Value realized on vesting of RSUs is determined by multiplying the number of shares vested by the closing price of a share of our common stock on the Nasdaq Global Market on the date of vesting.

[4] Upon the vesting of these RSUs, Mr. Colangelo deferred the receipt of 18,250 shares, pursuant to the Vericel Corporation Deferred Compensation Plan.

[5] Upon the vesting of these RSUs, Mr. Hopper deferred the receipt of 4,500 shares, pursuant to the Vericel Corporation Deferred Compensation Plan.

Non-qualified Deferred Compensation

On May 3, 2023, the Board approved and adopted the Deferred Compensation Plan which is a non-qualified deferred compensation plan that is intended to comply with Section 409A of the Code. Participation in the Plan is limited to non-employee directors and, as determined by the Compensation Committee in its sole discretion, a select group of management or highly compensated employees of the Company, including our executive officers. Pursuant to the Deferred Compensation Plan, a participant may elect to defer up to 100% of his or her annual base salary, annual bonus and/or cash director fees, as applicable. In addition, a participant may elect to defer up to 100% of each of his or her RSU grants under the Company's 2022 Plan. The Company may also be required, in accordance with employment or other agreements, to contribute amounts to a participant's Deferred Compensation Plan account. The Deferred Compensation Plan also permits, but does not require, the Company to make discretionary contributions to participants' Deferred Compensation Plan accounts. Any RSUs deferred under the Deferred Compensation Plan are reflected on the books of the Company as an unfunded, unsecured promise to deliver to the participant a specific number of actual shares of common stock in the future at the time the RSU would otherwise vest and become transferable to the participant under the terms of the 2022 Plan. All other deferrals under the Deferred Compensation Plan are paid in cash to the participants. Participants' deferrals of cash compensation are 100% vested at all times. All unvested contributions to a participant's account from the Company, if any, become 100% vested in the event of a change in control (as defined in the Deferred Compensation Plan) or upon a participant's death or disability. Each participant's deferred compensation account is deemed invested in investments selected by the participant from a list of measurement funds selected by the Compensation Committee. Distributions are made in a lump sum or annual installment payments as elected by the participant in accordance with the Deferred Compensation Plan's terms and conditions. Obligations of the Company under the Deferred Compensation Plan represent at all times an unfunded and unsecured promise to pay money in the future. Each participant in the Deferred Compensation Plan is an unsecured general creditor of the Company with respect to deferred compensation obligations. Any amounts set aside to defray the liabilities assumed by the Company will remain the general, unpledged unrestricted assets of the Company.

Non-qualified Deferred Compensation Table

The following table presents information regarding our Deferred Compensation Plan as of December 31, 2025. No withdrawals or distributions from the Deferred Compensation Plan were made in 2025.

Name	**DCP Contributions in Last Fiscal Year ($)**	**Vericel Contributions in Last Fiscal Year ($)**	**Aggregate Earnings at fiscal Year-end ($)[1]**	**Aggregate Withdrawals/ Distributions ($)**	**Aggregate Balance at Fiscal Year-End ($)[1]**
Dominick Colangelo	712,600[2]	—	22,483	—	735,083
Jonathan Hopper	46,107[1][2]	—	22,189	—	139,721

[1] $24,517 of this contribution relates to Mr. Hopper's deferred base salary that was contributed to the Deferred Compensation Plan. The amount is reflected in the "salary" column of the 2025 Summary Compensation Table.

[2] $712,600 and $21,590 of this contribution relates to the annual cash bonus deferred and contributed to the Deferred Compensation Plan by Mr. Colangelo and Mr. Hopper, respectively. The payout was reflected in the Non-Equity Incentive Plan Compensation column of the 2025 Summary Compensation Table.

Pension Benefits

We do not offer any defined benefit pension plans or arrangements.

Employment Contracts, including Termination of Employment and Change in Control Arrangements

We entered into employment agreements with our currently serving named executive officers on the following dates: January 25, 2021 for Mr. Mara, November 4, 2019 for Mr. Flynn, August 20, 2018 for Dr. Hopper, September 14, 2017 (as amended on June 3, 2019) for Mr. Halpin, and March 1, 2013 (as amended on September 14, 2017) for Mr. Colangelo (each, an "Employment Agreement" and together, the "Employment Agreements"). Each Employment Agreement provides for specified payments and benefits in connection with a termination of employment by us without Cause or a resignation by the named executive officer for Good Reason (as such terms are defined in the Employment Agreements). Our goal in providing severance and change in control benefits is to offer sufficient cash continuity protection such that our executives will focus their full time and attention on the requirements of the business rather than the potential implications for their respective positions. We prefer to have certainty regarding the potential severance amounts payable to the named executive officers, rather than negotiating severance at the time that a named executive officer's employment terminates. We have also determined that accelerated vesting provisions with respect to equity awards in connection with a qualifying termination are appropriate because they encourage our named executive officers to stay focused on the business in those circumstances, rather than focusing on the potential implications for them personally.

In the event of a termination of a named executive officer's employment with Vericel without Cause or by the named executive officer for Good Reason (as such terms are defined in the Employment Agreements), Vericel shall pay the named executive officer an amount equal to twelve months of the named executive officer's then-current base salary in equal installments over the 12-month period beginning within sixty days following the date of termination of the named executive officer's employment. All of Mr. Colangelo's time-based equity awards that would have vested during such 12-month period shall vest and become exercisable or nonforfeitable upon the date of termination. If the named executive officer was participating in Vericel's group health plan immediately prior to the date of termination and elects COBRA coverage, Vericel shall pay the named executive officer a monthly cash payment equal to the monthly employer contribution that Vericel would have made to provide health insurance to the named executive officer had he remained employed by Vericel (or, in the case of Mr. Colangelo, equal to the full monthly COBRA premium), until the earlier of twelve months following the termination or the end of the named executive officer's COBRA health continuation period. In the event that the named executive officer breaches the restrictive covenants set forth in his Employment Agreement during the severance period, Vericel may cease severance payments to the named executive officer.

In lieu of the severance payments and benefits described above, in the event of a termination of a named executive officer's employment by Vericel without Cause or by the named executive officer for Good Reason, in either case within eighteen months following a Change in Control (as defined in the Employment Agreements), (i) Vericel shall pay the named executive officer a lump sum amount equal to (A) the sum of the named executive officer's then-effective base salary and target bonus for the year in which termination occurs (or, in the case of Mr. Colangelo, 1.5 times the sum of his base salary and target bonus) plus (B) a pro-rated portion of the named executive officer's target bonus for the year of termination, (ii) if the named executive officer was participating in Vericel's group health plan immediately prior to the date of termination and elects COBRA coverage, Vericel shall pay the named executive officer a monthly cash payment equal to the monthly employer contribution that Vericel would have made to provide health insurance to the named executive officer had he remained employed by Vericel (or, in the case of Mr. Colangelo, the full monthly COBRA premium) until the earlier of twelve months (or, in the case of Mr. Colangelo, eighteen months) following termination or the end of the named executive officer's COBRA health continuation period, and (iii) all time-based equity awards held by the named executive officer shall immediately vest and become fully exercisable or nonforfeitable as of the date of termination. The named executive officer's right to receive any severance payments and benefits under the applicable Employment Agreement is conditioned upon and subject to the named executive officer signing and not revoking a general release of claims.

In addition, during employment and after termination of the named executive officer's Employment Agreement, each named executive officer has agreed to keep Vericel's confidential information in confidence and trust and has agreed not to use or disclose such confidential information without Vericel's written consent except as necessary in the ordinary course of performing duties for Vericel. During the term of the named executive officer's Employment Agreement and for a period of twelve months (or, in the case of Mr. Colangelo, eighteen months) thereafter, the named executive officer has also agreed not to compete with Vericel and not to solicit employees, customers or suppliers of Vericel.

Acceleration of Vesting Under Stock Option Plans

Generally, in the event of a Change in Control of Vericel (as defined in our 2022 Plan, 2019 Plan, 2017 Plan or 2009 Plan, as applicable), if awards under the applicable plan are not assumed, continued or substituted, awards shall vest immediately prior to the Change in Control and terminate on the day of the Change in Control. If assumed, continued or substituted and the participant's services to Vericel are terminated by Vericel or its successor without cause within twelve months following the Change in Control, the awards shall become fully vested and exercisable and may be exercised at any time prior to the earlier of the expiration date of the award or three months following the date of termination. Additionally, upon termination of employment as a result of the participant's death or disability (as such term is defined in Treas. Reg. Section 1.409A-3(i)(4)), awards issued to the participant under the applicable plan shall become fully vested and exercisable in the case of option awards by a person or persons legally entitled to do so at any time prior to the expiration of the award or within one (1) year, whichever, in the case of option awards, is the shorter period.

Potential Payments Upon a Termination or Change in Control

The following table sets forth aggregate estimated payment obligations to each of the named executive officers assuming a termination occurred on December 31, 2025, and using the salary in effect on such date.

Name	Benefit	Termination w/o Cause or for Good Reason other than in connection with a Change in Control ($)	Termination w/o Cause or for Good Reason in connection with a Change in Control ($)	Termination as a Result of Death or Disability $
Dominick Colangelo	Severance Pay	860,000	3,440,000	—
	Health Care Benefits	36,770	55,155	—
	Equity Award Acceleration	2,694,224[1]	6,707,928[2]	6,707,928[3]
	Total	3,590,994	10,203,083	6,707,928
Joe Mara	Severance Pay	525,000	1,155,000	—
	Health Care Benefits	36,770	36,770	—
	Equity Award Acceleration	—	1,692,054[2]	1,692,054[3]
	Total	561,770	2,883,824	1,692,054
Michael Halpin	Severance Pay	562,000	1,236,400	—
	Health Care Benefits	23,437	23,437	—
	Equity Award Acceleration	—	1,946,964[2]	1,946,964[3]
	Total	585,437	3,206,801	1,946,964
Sean Flynn	Severance Pay	484,000	968,000	—
	Health Care Benefits	34,112	34,112	—
	Equity Award Acceleration	—	1,189,808[2]	1,189,808[3]
	Total	518,112	2,191,920	1,189,808
Jonathan Hopper	Severance Pay	494,000	988,000	—
	Health Care Benefits	36,770	36,770	—
	Equity Award Acceleration	—	1,189,808[2]	1,189,808[3]
	Total	530,770	2,214,578	1,189,808

[1] This represents the cumulative value of the equity awards that would accelerate upon a termination of employment not in connection with a Change in Control. The amount represents the difference between the closing price of our common stock on December 31, 2025, of $36.01 and the exercise price (if any) multiplied by the number of shares subject to any in-the-money options and RSUs that would accelerate.

[2] This represents the cumulative value of the equity awards that would accelerate upon a qualifying termination of employment within 18 months following a Change in Control (or upon a Change in Control if equity awards are not assumed in such Change in Control). The amount represents the difference between the closing price of our common stock on December 31, 2025, of $36.01 and the exercise price (if any) multiplied by the number of shares subject to any in-the-money options and RSUs that would accelerate.

[3] This represents the cumulative value of the equity awards that would accelerate upon the participants death or disability. The amount represents the difference between the closing price of our common stock on December 31, 2025, of $36.01 and the exercise price (if any) multiplied by the number of shares subject to any in-the-money options and RSUs that would accelerate.

CEO Pay Ratio

Pursuant to the Dodd-Frank Act and Item 402(u) of Regulation S-K, we are required to disclose the median of the annual total compensation of our employees, the annual total compensation of our Principal Executive Officer ("PEO"), Mr. Colangelo, and the ratio of these two amounts. We believe that our compensation philosophy must be consistent and internally equitable to motivate our employees to create shareholder value. The purpose of the required disclosure is to provide a measure of pay equity within the organization. We are committed to internal pay equity, and our Compensation Committee monitors the relationship between the pay our PEO receives and the pay our non-executive employees receive.

As illustrated in the table below, our 2025 PEO to median employee pay ratio was approximately 40:1.

Dominick Colangelo (PEO) 2025 Compensation	$11,156,368
Median Employee 2025 Compensation	$ 276,377
Ratio of PEO to Median Employee Compensation	**40:1**

We determined the median employee compensation using W-2 compensation, plus estimated bonus, the fair market value of equity grants, life and disability insurance, and the estimated value of 401(k) match (whether or not vested), for all individuals who were employed by us on December 31, 2025 (whether employed on a full-time, part-time or seasonal basis). Employees on leave of absence were included in the list and reportable wages were annualized for those employees who were not employed for the full calendar year.

For the fiscal year ended December 31, 2025, we calculated the median employee's total compensation using the same methodology that we used to calculate the total compensation for our CEO. The 2025 annual total compensation of the median employee and our CEO, respectively, were $11,156,368 and $276,377. The ratio of the 2025 annual total compensation for our CEO to that of our median employee was 40:1.

The pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules, based on our internal records and the methodology described above. The SEC rules for identifying the median compensated employee allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. Accordingly, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may use different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Pay versus Performance

Pursuant to the Dodd-Frank Act and Item 402(v) of Regulation S-K, we are required to provide the following information regarding the relationship between executive compensation paid to our named executive officers and Vericel's financial performance for each of the last five completed calendar years. In determining the Compensation Actually Paid (or "CAP") to our Principal Executive Officer, who is our CEO, and our other named executive officers, we are required to make various adjustments to the amounts that have been previously reported in the Summary Compensation Table, as summarized below. The CAP amounts reflected in the table below do not reflect the actual amount of compensation earned by or paid to our named executive officers during the applicable year. For information regarding decisions made by our Compensation Committee with respect to executive compensation, refer to the "Compensation Discussion and Analysis" section of this Proxy Statement.

Year	Summary Compensation Table Total for CEO	Compensation Actually Paid to CEO[1]	Average Summary Compensation Table Total for Other NEOs[2]	Average Compensation Actually Paid to Other NEOs[1][2]	Value of Initial $100 Investment Based On:		Net Income ($M)[4]	Total Net Revenue ($M)[5]
					Vericel TSR[3]	NASDAQ Biotechnology Index TSR[3]		
2025	$ 11,156,368	$ 169,184	$ 2,649,989	$ 404,231	$ 117	$ 120	$ 17	$ 276
2024	$ 10,237,525	$ 18,758,303	$ 2,703,655	$ 4,246,598	$ 178	$ 91	$ 10	$ 237
2023	$ 7,056,422	$ 11,004,672	$ 1,918,083	$ 2,851,775	$ 115	$ 92	$ -3	$ 198
2022	$ 8,708,367	$ 905,166	$ 2,398,900	$ 467,192	$ 85	$ 89	$ -17	$ 164
2021	$ 13,183,295	$ 15,233,917	$ 3,459,670	$ 3,204,518	$ 127	$ 99	$ -7	$ 156

[1] To calculate CAP, the following amounts were deducted from and added to the applicable Summary Compensation Table total compensation:

		CEO				
		2021	**2022**	**2023**	**2024**	**2025**
	Summary Compensation Table Total	$ 13,183,295	$ 8,708,367	$ 7,056,422	$ 10,237,525	$ 11,156,368
Less:	Grant Date Fair Value of Stock and Option Awards in the Covered Year	$ -11,819,409	$ -7,288,603	$ -5,513,083	$ -8,680,435	$ -9,420,917
Plus:	Fair Value at Year-End of Unvested Stock and Option Awards Granted in the Covered Year*	$ +6,387,501	$ +4,402,751	$ +5,834,763	$ +8,700,718	$ +4,770,019
Plus:	Fair Value of Stock and Option Awards Granted in the Covered Year that Vested in the Covered Year*	$ +1,618,248	$ +724,137	$ +711,181	$ +1,038,836	$ +617,130
	Change in Fair Value of Unvested Stock and Option Awards Granted in Prior Years*	$ +1,965,721	$ -3,564,080	$ +1,963,617	$ +4,861,123	$ -5,492,482
	Change in Fair Value of Stock and Option Awards from Prior Years that Vested in the Covered Year*	$ +3,898,560	$ -2,077,406	$ +951,771	$ +2,600,537	$ -1,460,935
=	**Compensation Actually Paid**	$ 15,233,917	$ 905,166	$ 11,004,672	$ 18,758,303	$ 169,184

		Average of Other NEOs				
		2021	**2022**	**2023**	**2024**	**2025**
	Summary Compensation Table Total	$ 3,459,670	$ 2,398,900	$ 1,918,083	$ 2,703,655	$ 2,649,989
Less:	Grant Date Fair Value of Stock and Option Awards in the Covered Year	$ -2,945,499	$ -1,748,862	$ -1,198,907	$ -2,049,743	$ -1,858,938
Plus:	Fair Value at Year-End of Unvested Stock and Option Awards Granted in the Covered Year*	$ +1,626,544	$ +1,056,425	$ +1,275,999	$ +2,095,233	$ +949,773
Plus:	Fair Value of Stock and Option Awards Granted in the Covered Year that Vested in the Covered Year*	$ +271,626	$ +173,955	$ +147,705	$ +180,724	$ +122,865
	Change in Fair Value of Unvested Stock and Option Awards Granted in Prior Years*	$ +299,760	$ -902,246	$ +445,775	$ +832,854	$ -1,127,572
	Change in Fair Value of Stock and Option Awards from Prior Years that Vested in the Covered Year*	$ +594,099	$ -510,980	$ +263,119	$ +483,874	$ -331,886
Less:	Fair Value of Stock and Option Awards Forfeited During the Covered Year*	$ -101,683	$ +0	$ +0	$ +0	$ +0
=	**Compensation Actually Paid**	$ 3,204,518	$ 467,192	$ 2,851,775	$ 4,246,598	$ 404,231

* All stock option valuations included in "Compensation Actually Paid" values were performed using the Black-Scholes option pricing model in a manner generally consistent with the process used to determine stock option grant date fair values under ASC718 (refer to our Annual Report on Form 10-K for the year ending December 31, 2025 for additional detail).

(2) The other NEOs in each covered year were as follows:

2025 – Joe Mara, Michael Halpin, Sean Flynn, Jonathan Hopper; 2024 – Joe Mara, Michael Halpin, Sean Flynn, Jonathan Hopper, Karen Mahoney; 2023 – Joe Mara, Michael Halpin, Jonathan Hopper, Sean Flynn; 2022 – Joe Mara, Michael Halpin, Sean Flynn, Jonathan Hopper; 2021 – Joe Mara, Michael Halpin, Sean Flynn, Jonathan Hopper, Sandra Pennell.

(3) TSR is cumulative for the measurement period, calculated in accordance with Item 201(e) of Regulation S-K. Our TSR Peer Group are members of the NASDAQ Biotechnology Index.

(4) Reflects net Income as shown in the Company's Annual Report on Form 10-K for the years ending on December 31, 2025, 2024, 2023, 2022 and 2021.

(5) Reflects total net revenue, the "company-selected measure" as shown in the Company's Annual Report on Form 10-K for the years ending on December 31, 2025, 2024, 2023, 2022 and 2021.

Tabular List of Financial Performance Measures

The following measures in our assessment represent the most important financial performance measures that link compensation actually paid to our named executive officers, for 2025, to Vericel's performance:

1. Total Net Revenue
2. Stock Price
3. Budget expense (excluding depreciation, amortization and stock-based compensation, and unusual one-time expenses or changes in accounting methodology)

Compensation Actually Paid Comparisons

The relationship between CAP and the financial performance elements reflected in the above Pay versus Performance table are described in the below charts:



Compensation Actually Paid versus TSR 2021-2025



Compensation Actually Paid versus Net Income 2021-2025



Compensation Actually Paid versus Revenue 2021-2025

Audit Matters

> **PROPOSAL 3**
> ## Ratification of Appointment of Independent Registered Public Accounting Firm
>
> ✔ The Board of Directors unanimously recommends a vote **FOR** the ratification of the appointment of PricewaterhouseCoopers LLP ("PwC") as Vericel's independent registered public accounting firm for the fiscal year ending December 31, 2026.　　　　　　　　　　　　　　　　　　　　　　　》

Overview

The Audit Committee has selected PwC as Vericel's independent registered public accounting firm to audit the consolidated financial statements of Vericel for the fiscal year ending December 31, 2026. PwC has acted in such capacity since its appointment in fiscal year 1996.

Shareholder ratification of the selection of PwC as our independent registered public accounting firm is not required by our Bylaws or otherwise. However, the Board of Directors is submitting the selection of PwC to the shareholders for ratification as a matter of good corporate practice. If the shareholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain PwC. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent accountant at any time during the year if it determines that such a change would be in the best interests of Vericel and its shareholders.

Representatives of PwC attended all of the meetings of the Audit Committee during the fiscal years ended December 31, 2024 and December 31, 2025. We expect that a representative of PwC will attend the Annual Meeting, and the representative will have an opportunity to make a statement if he or she so desires. The representative will also be available to respond to appropriate questions from shareholders.

Vote Required

The affirmative vote of a majority of the votes cast on the proposal on the ratification of this appointment, at the Annual Meeting at which a quorum representing a majority of all outstanding shares of common stock of Vericel is present, either in person or by proxy, is required for ratification of this proposal. If you abstain from voting on this proposal, it has no effect on the voting of the proposal. If you submit your proxy card without indicating your voting instructions with respect to this proposal, your shares will be voted "FOR" this proposal. Brokers, bankers and other nominees have discretionary voting power on this routine matter and, accordingly, "broker non-votes" will have no effect on the ratification.

Fees of Independent Registered Public Accounting Firm

As part of its duties, the Audit Committee considered the provision of services, other than audit services, during the fiscal year ended December 31, 2025, by PwC, our independent registered public accounting firm for that period, to ensure the firm maintains its independence. The following table sets forth the aggregate fees accrued by Vericel for the fiscal years ended December 31, 2024, and 2025, respectively, for PwC:

Name	Fiscal Year Ended December 31, 2024 ($)	Fiscal Year Ended December 31, 2025 ($)
Audit Fees	1,394,500[1]	1,640,000[1]
Audit Related Fees	—	—
Tax Fees	—	—
All Other Fees	2,000[2]	2,000[2]
Total	**1,396,500**	**1,642,000**

[1] The Audit Fees for the years ended December 31, 2024 and 2025 were for professional services rendered for the audits and reviews of the consolidated financial statements of Vericel, professional services rendered for issuance of consents, assistance with review of documents filed with the SEC and out-of-pocket expenses incurred.

[2] All other Fees represent an annual license fee for technical accounting research software and the use of accounting disclosure checklists.

Pre-Approval Policy

The Audit Committee approves in advance the engagement and fees of the independent registered public accounting firm for all audit services and non-audit services, based upon independence, qualifications and, if applicable, performance. The Audit Committee may form and delegate to subcommittees of one or more members of the Audit Committee the authority to grant pre-approvals for audit and permitted non-audit services, up to specific amounts. All audit services provided by PwC for the fiscal years ended December 31, 2024 and 2025 were pre-approved by the Audit Committee.

Report of the Audit Committee

The Audit Committee oversees Vericel's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including internal control over financial reporting. PwC is responsible for expressing an opinion as to the conformity of our consolidated audited financial statements with generally accepted accounting principles.

The Audit Committee acts pursuant to a written charter that has been adopted by the Board of Directors.

The Audit Committee consists of three directors, each of whom, in the judgment of the Board of Directors, is an "independent director" as defined in Rule 5605(a)(2) of the Nasdaq listing standards. Robert Zerbe, M.D., Alan Rubino and Kevin McLaughlin were members of the Audit Committee during the fiscal year ended December 31, 2025.

The Committee has discussed and reviewed with the independent registered public accountants all matters required to be discussed by the Public Company Accounting Oversight Board (the "PCAOB") in Auditing Standards No. 16 (Communication with Audit Committees). The Committee has received written disclosures and a letter from PwC confirming their independence, as required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Committee concerning independence, and has discussed with PwC the firm's independence. The Committee has met with PwC, with and without management present, to discuss the overall scope of the PwC audit, the results of its audit, its evaluations of Vericel's internal controls and the overall quality of its financial reporting. The Committee reviewed the performance and fees of PwC prior to recommending their appointment. The Committee reviewed our financial statements and discussed them with management and with PwC.

Based on the review and discussions referred to above, the Committee recommended to the Board of Directors that Vericel's consolidated audited financial statements be included in Vericel's Form 10-K for the fiscal year ended December 31, 2025.

AUDIT COMMITTEE
Kevin McLaughlin, Chairman
Alan Rubino
Robert Zerbe, M.D.

Information About Stock Ownership

Stock Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of March 6, 2026, or as otherwise set forth below, with respect to the beneficial ownership of Vericel's common stock by (i) all persons known by Vericel to be the beneficial owners of more than 5% of the outstanding common stock of Vericel, (ii) each director and director nominee of Vericel, (iii) each executive officer of Vericel, and (iv) all executive officers and directors of Vericel as a group.

	Shares Owned[1]			
Name and Address of Beneficial Owner	Shares Subject to Options Exercisable within the 60-Day Period following March 6, 2026	Shares Individuals Have Rights to Acquire upon the Vesting of RSUs within the 60-Day Period following March 6, 2026	Number of Shares	Percentage of Class[2]
5% Shareholders:				
BlackRock, Inc.[3]			7,570,280	14.9%
The Vanguard Group[4]			3,374,093	6.6%
State Street Corporation[5]			2,807,242	5.5%
Directors and Named Executive Officers:				
Robert L. Zerbe	70,750	3,200	103,745	*
Alan L. Rubino	113,250	3,200	162,444	*
Heidi Hagen	113,250	3,200	148,300	*
Kevin F. McLaughlin	84,250	3,200	102,550	*
Paul K. Wotton	37,000	3,200	65,802	*
Lisa Wright	39,627	3,200	55,478	*
Dominick Colangelo	1,649,500		1,962,400	3.9%
Joe Mara	293,643		319,639	*
Michael Halpin	419,250		435,478	*
Sean Flynn	260,500		262,103	*
Jonathan Hopper	186,202		261,932	*
All current executive officers and directors as a group (11 persons)[6]	3,267,222	19,200	3,879,871	7.6%

* Represents less than 1% of the outstanding shares of Vericel's common stock equivalents.

[1] Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to shares. Except as indicated in the footnotes to this table, to the knowledge of Vericel, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws, where applicable. The number of shares owned and percentage ownership amounts include certain options under our 2022 Plan, 2019 Plan, 2017 Plan, and 2009 Plan and our ESPP and RSUs under our 2022 Plan, 2019 Plan and 2017 Plan. Pursuant to the rules of the SEC, the number of shares of Vericel's common stock deemed outstanding includes shares issuable pursuant to options held by the respective person or group that are currently exercisable or may be exercised within 60 days of March 6, 2026, and shares of our common stock that may be acquired upon the vesting of RSUs within 60 days of March 6, 2026.

[2] Calculated on the basis of 50,931,598 shares of common stock outstanding as of March 6, 2026.

[3] As reported in a Schedule 13G/A filed with the SEC on April 30, 2025, BlackRock, Inc. has sole voting power with respect to 7,512,627 shares and shared voting power with respect to 0 shares. BlackRock, Inc. has sole dispositive power with respect to 7,570,280 shares and shared dispositive power with respect to 0 shares. The Schedule 13G/A contained information as of March 31, 2025, and may not reflect current holdings of Vericel's common stock. The address for BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001.

[4] As reported in a Schedule 13G/A filed with the SEC on February 13, 2024, The Vanguard Group has sole voting power with respect to 0 shares and shared voting power with respect to 86,366 shares. The Vanguard Group has sole dispositive power with respect to 3,246,251 shares and shared dispositive power with respect to 127,842 shares. The Schedule 13G/A contained information as of December 29, 2023, and may not reflect current holdings of Vericel's common stock. The address for The Vanguard Group is 100 Vanguard Boulevard, Malvern, PA 19355.

[5] As reported in a Schedule 13G filed with the SEC on November 10, 2025, State Street Corporation beneficially owns 2,807,242 shares. State Street Corporation has sole voting power with respect to 0 shares and shared voting power with respect to 2,622,585 shares. State Street Corporation has sole dispositive power with respect to 0 shares and shared dispositive power with respect to all 2,807,242 shares. The Schedule 13G contained information as of September 30, 2025, and may not reflect current holdings of Vericel's common stock. The address for State Street Corporation is One Congress Street, Suite I, Boston, MA 02114.

[6] The address for the eleven beneficial owners that are persons is c/o Vericel Corporation, 64 Sidney St., Cambridge, Massachusetts 02139.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors and certain officers, among others, to file forms with the SEC to report their ownership of our stock and any changes in ownership. Based on our review of reports filed with the SEC and related written representations, we believe that all of the required reports for our directors and officers were filed on a timely basis under Section 16(a) for 2025, except as follows:

- On December 12, 2025, a late Form 4 filing made on behalf of Karen Mahoney, the Company's Chief Human Resources Officer, to report the acquisition of 2,625 shares and the withholding of 771 shares for taxes on July 22, 2025, which was the result of the vesting of RSUs originally granted to Ms. Mahoney on July 22, 2024.

Additional Information

General Information about the Meeting, Solicitation and Voting

What am I voting on?

There are three proposals scheduled to be voted on at the Annual Meeting:

1. To elect seven (7) directors, each to serve a term of one year expiring at the 2027 annual meeting of shareholders;
2. To approve, on an advisory basis, the compensation of our named executive officers; and
3. To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026.

Who is entitled to vote?

Shareholders as of the close of business on March 6, 2026 (the "Record Date") may vote at the Annual Meeting. You have one vote for each share of common stock you held on the Record Date, including shares:

- Held directly in your name as "shareholder of record" (also referred to as "registered shareholder"); and
- Held for you in an account with a broker, bank or other nominee (also referred to as shares held in "street name"). Street name holders generally cannot vote their shares directly and must instead instruct the brokerage firm, bank or nominee how to vote their shares.

What constitutes a quorum?

A majority in interest of all stock issued, outstanding and entitled to vote at a meeting must be present or represented by proxy to constitute a quorum at the Annual Meeting. Abstentions and shares represented by "broker non-votes," as described below, are counted as present and entitled to vote for purposes of determining a quorum. As of the Record Date, 50,931,598 shares of Vericel's common stock were outstanding and entitled to vote.

How many votes are required to approve each proposal?

The following explains how many votes are required to approve each proposal, provided that a majority of our shares is present at the Annual Meeting (present in person or represented by proxy):

- The election of each of our seven (7) director candidates requires the affirmative vote of a plurality of the total shares of common stock entitled to vote and represented in person or by proxy;
- Approval of the non-binding, advisory resolution to approve the compensation of our named executive officers requires the affirmative vote of a majority of the votes cast on the proposal; and
- Ratifying PricewaterhouseCoopers LLP as Vericel's independent registered public accounting firm for the fiscal year ending December 31, 2026 requires the affirmative vote of a majority of the votes cast on the proposal.

How are votes counted and who are the proxies?

You may either vote "FOR" or "WITHHOLD" authority to vote for each nominee for the Board of Directors. Shares present or represented and not so marked as to withhold authority to vote for a particular nominee will be voted in favor of a particular nominee and will be counted toward such nominee's achievement of a plurality. Shares present at the meeting or represented by proxy where the shareholder properly withholds authority to vote for such nominee in accordance with the proxy instructions and "broker non-votes" will not be counted toward such nominee's achievement of a plurality.

You may vote "FOR," "AGAINST" or "ABSTAIN" on the non-binding, advisory resolution approving the compensation of our named executive officers. If you abstain from voting on the non-binding, advisory resolution approving the compensation of our named executive officers, it will have no effect on the voting of the proposal. "Broker non-votes" do not have discretionary voting power on this matter and, accordingly, "broker non-votes" will have no effect on the ratification. If you just sign and submit your proxy card without marking your voting instructions with respect to this proposal, your shares will be voted "FOR" the resolution approving the compensation of our named executive officers.

You may vote "FOR," "AGAINST" or "ABSTAIN" on the ratification of PricewaterhouseCoopers LLP. If you abstain from voting on the proposal to ratify PwC, it will have no effect on the voting of the proposal. Brokers, bankers and other nominees have discretionary voting power on this routine matter and, accordingly, "broker non-votes" will have no effect on the ratification. If you just sign and submit your proxy card without marking your voting instructions with respect to this proposal, your shares will be voted "FOR" the resolution ratifying PwC.

The persons named as attorneys-in-fact in the proxies, Dominick Colangelo and Joseph Mara, were selected by the Board of Directors and are officers of Vericel. All properly executed proxies submitted in time to be counted at the Annual Meeting will be voted by such persons at the Annual Meeting. Where a choice has been specified on the proxy with respect to the foregoing matters, the shares represented by the proxy will be voted in accordance with the specifications.

What is a broker non-vote?

If you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a "broker non-vote"). Shares held by brokers who do not have discretionary authority to vote on a particular matter and who have not received voting instructions from their customers are counted as present for the purpose of determining whether there is a quorum at the Annual Meeting, but are not counted or deemed to be present or represented for the purpose of determining whether shareholders have approved that matter. Pursuant to applicable rules, brokers will have discretionary authority to vote on the proposal to ratify the appointment of PwC.

How does the Board of Directors recommend that I vote?

Our Board of Directors recommends that you vote your shares:

- "FOR" the election of each of the nominees to the Board of Directors;
- "FOR" the advisory resolution to approve the compensation of our named executive officers; and
- "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as Vericel's independent registered public accounting firm for the fiscal year ending December 31, 2026.

How do I vote my shares without attending the meeting?

If you are a shareholder of record, you may vote by granting a proxy. For shares held in street name, you may vote by submitting voting instructions to your broker or nominee. In any circumstance, you may vote:

- By Internet or Telephone-You may vote by Internet or telephone by following the voting instructions on the proxy card and on www.proxyvote.com or as directed by your broker or other nominee. In order to vote via the Internet or by telephone, you must have the shareholder identification number which is provided in your Notice.
- By Mail-If you requested a proxy card by mail, you may vote by signing, voting and returning your proxy card in the envelope provided. You should sign your name exactly as it appears on the proxy card. If you are signing in a representative capacity (for example, as guardian, executor, trustee, custodian, attorney or officer of a corporation), you should indicate your name and title or capacity. If you vote by Internet or telephone, please do not mail the proxy card. Your proxy card must be received prior to the Annual Meeting.

Internet and telephone voting facilities will close at 11:59 p.m., Eastern Time, on April 28, 2026.

How do I attend the Annual Meeting?

We will be hosting the Annual Meeting live via the internet. You will not be able to attend the Annual Meeting in person. Any shareholder can listen to and participate in the Annual Meeting live via the internet at www.virtualshareholdermeeting.com/VCEL2026. Our Board annually considers the appropriate format of our annual meeting and this year has decided to again hold a virtual annual meeting. We intend the virtual meeting format to provide shareholders with a similar level of transparency to an in-person meeting format and we will take steps to ensure such an experience. Our shareholders will be afforded the same opportunities to participate at the Annual Meeting as they would at an in-person annual meeting of shareholders. Our Annual Meeting will allow shareholders to submit questions and comments during the meeting. After the meeting, we will spend 15 minutes answering shareholder questions that comply with the meeting rules of conduct, which will be posted on the virtual meeting web portal. If we receive substantially similar questions, we will group such questions together and provide a single response to avoid repetition.

The Annual Meeting webcast will begin promptly at 9:00 a.m., Eastern Time, on April 29, 2026. We encourage you to access the Annual Meeting webcast prior to the start time. Online check-in will begin, and shareholders may begin submitting written questions, at 8:45 a.m., Eastern Time, and you should allow ample time for check-in procedures.

You will need the 16-digit control number included on your Notice of Internet Availability or your proxy card or voting instruction form (if you received a printed copy of the proxy materials) or included in the email to you if you received the proxy materials by email in order to be able to vote your shares or submit questions during the Annual Meeting. Instructions on how to connect to the Annual Meeting and participate via the Internet, including how to demonstrate proof of stock ownership, will be posted at www.virtualshareholdermeeting.com/VCEL2026 two weeks prior to the date of the Annual Meeting. **If you do not have your 16-digit control number, you will be able to access and listen to the Annual Meeting as a guest, but you will not be able to vote your shares or submit questions during the Annual Meeting.**

We have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting or submitting questions. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual meeting web portal.

What does it mean if I receive more than one proxy card?

It generally means that you hold shares registered in more than one account. To ensure that all of your shares are voted, vote according to the instructions for each proxy card you receive.

May I change my vote?

Yes. Whether you have voted by Internet, telephone or mail, if you are a shareholder of record, you may revoke your proxy or change your vote before the proposal is voted on at the Annual Meeting by:

- Sending a written statement to that effect to the attention of the Chief Legal Officer of Vericel at 64 Sidney Street, Cambridge, Massachusetts 02139, provided such statement is received no later than April 28, 2026;
- Voting again by Internet or telephone at a later time before the closing of those voting facilities at 11:59 p.m., Eastern Time, on April 28, 2026;
- Submitting a properly signed proxy card with a later date that is received no later than April 28, 2026; or
- Attending the Annual Meeting and revoking your proxy and voting during the Annual Meeting.

What are the costs associated with the solicitation of proxies?

The cost of soliciting proxies will be borne by us. Voting results will be tabulated and certified by Broadridge Financial Solutions. Vericel may solicit shareholders by mail through its regular employees, and will request banks and brokers, and other custodians, nominees and fiduciaries, to solicit their customers who have our stock registered in the names of such persons and will reimburse them for their reasonable, out-of-pocket costs. Vericel may use the services of its officers, directors, and others to solicit proxies, personally or by telephone, without additional compensation.

Shareholder Proposals to be Presented at Next Annual Meeting

Under Vericel's Bylaws, in order for business and director nominations to be properly brought before a meeting by a shareholder, such shareholder must have given timely notice thereof in writing to the Chief Legal Officer of Vericel. To be timely, such notice must be received at Vericel's principal executive offices not less than 120 calendar days in advance of the one-year anniversary of the date Vericel's proxy statement was released to shareholders in connection with the previous year's annual meeting, except that (i) if no annual meeting was held in the previous year, (ii) if the date of the Annual Meeting has been changed by more than thirty calendar days from the date contemplated at the time of the previous year's proxy statement, or (iii) in the event of a special meeting, then notice must be received not later than the close of business on the tenth day following the day on which notice of the date of the meeting was mailed or public disclosure of the meeting date was made.

If none of the events described in (i) through (iii) above occur, then the deadline for submitting shareholder proposals pursuant to Rule 14a-8 of the SEC's proxy rules or other business or director nominations for the next annual meeting of shareholders will be November 19, 2026.

In order to be brought before the next annual meeting, any such proposal or nomination must include the relevant information as required under our Bylaws and must otherwise meet applicable requirements of the SEC's proxy rules, including Rule 14a-19(b) to the extent applicable.

Shareholder Communications with Directors

The Board of Directors has adopted a Shareholder Communications with Directors Policy, which is available on the Investor Relations page of our website, www.vcel.com.

Where You Can Find More Information

The Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 is available at www.proxyvote.com. The SEC allows us to "incorporate by reference" information into this Definitive Proxy Statement, which means that we can disclose important information to you by referring you to other documents that we filed separately with the SEC. You should consider the incorporated information as if we reproduced it in this Definitive Proxy Statement, except for any information directly superseded by information contained in this Definitive Proxy Statement.

We incorporate by reference into this Definitive Proxy Statement the following financial statements and other information, which contain important information about us and our business and financial results:

• The financial statements, quarterly data, management's discussion and analysis of financial condition and results of operations, changes in and disagreements with accountants on accounting and financial disclosure and market risk disclosures contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

We may file additional documents with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this Definitive Proxy Statement and before the Annual Meeting. The SEC allows us to incorporate by reference into the Proxy Statement such documents. You should consider any statement contained in this Definitive Proxy Statement (or in a document incorporated into this Proxy Statement) to be modified or superseded to the extent that a statement in a subsequently filed document modifies or supersedes such statement.

Shareholders may obtain a copy of the Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 by writing to Vericel at the following address: Vericel Corporation, 64 Sidney St., Cambridge, Massachusetts 02139, Attention: Chief Legal Officer. Copies of our SEC filings are also available to the public on the SEC's web site at www.sec.gov.

Our most recent committee charters, compliance documents and policies, including our Code of Business Conduct and Ethics can be found on the Investor Relations page of our website, www.vcel.com. The reports and information contained in, or that can be accessed from, our website, are not incorporated by reference and are not part of this Proxy Statement.

Householding

The SEC permits a single Proxy Statement to be sent to any household at which two or more shareholders reside if they appear to be members of the same family. Each shareholder continues to receive a separate proxy card. This procedure, referred to as householding, reduces the volume of duplicate information shareholders receive and reduces mailing and printing expenses. A number of brokerage firms have instituted householding.

As a result, if you hold your shares through a broker and you reside at an address at which two or more shareholders reside, you will likely be receiving only one Proxy Statement unless any shareholder at that address has given the broker contrary instructions. However, if any such beneficial shareholder residing at such an address wishes to receive a separate Proxy Statement in the future, or if any such beneficial shareholder that elected to continue to receive a separate Proxy Statement wishes to receive a single Proxy Statement in the future, that shareholder should contact their broker or send a request to us care of the Chief Legal Officer at Vericel Corporation, 64 Sidney St., Cambridge, Massachusetts 02139. Telephone requests may be directed to (617) 588-5555. We will deliver promptly upon written or oral request a separate copy of this Proxy Statement to a beneficial shareholder at a shared address to which a single copy of the documents was delivered.

Transaction of Other Business

As of the date of this Proxy Statement, the only business which the Board of Directors intends to present or knows that others will present at the meeting is as set forth above. If any other matter or matters are properly brought before the meeting, or any adjournment thereof, it is the intention of the persons named in the accompanying form of proxy to vote the proxy on such matters in accordance with their best judgment.

GAAP versus Non-GAAP Measures

Vericel's reported earnings, net revenue and other indicators of financial performance, as presented in this Proxy Statement, are generally prepared in accordance with generally accepted accounting principles in the United States, or GAAP, and represent earnings as reported to the SEC. In this Proxy Statement, Vericel has provided certain financial information that has not been prepared in accordance with GAAP. Vericel's management believes that the non-GAAP adjusted EBITDA described in this Proxy Statement, which includes adjustments for specific items that are generally not indicative of our core operations, provides additional information that is useful to investors in understanding Vericel's underlying performance, business and performance trends, and helps facilitate period-to-period comparisons and comparisons of its financial measures with other companies in Vericel's industry. However, the non-GAAP financial measures that Vericel uses may differ from measures that other companies may use. Non-GAAP financial measures are not required to be uniformly applied, are not audited and should not be considered in isolation or as substitutes for results prepared in accordance with GAAP.

RECONCILIATION OF REPORTED ANNUAL NET (LOSS) INCOME (GAAP) TO ADJUSTED EBITDA (NON-GAAP MEASURE) – UNAUDITED

Annual Adjusted EBITDA (In Thousands)	2023 ($)	2024 ($)	2025 ($)
Net (Loss) Income (GAAP)	(3,182)	10,362	16,518
Stock-based compensation expense	32,325	36,495	38,767
Depreciation and amortization	4,632	5,504	11,544
Net interest income	(4,032)	(5,796)	(6,381)
Income tax expense	814	148	859
Pre-occupancy lease expense and tech transfer	3,323	6,725	9,571
Adjusted EBITDA (Non-GAAP)	33,880	53,438	70,878
Adjusted EBITDA margin	17%	23%	26%

Special Note Regarding Forward-Looking Statements

This Proxy Statement and other materials we are sending you or that are available on our website in connection with the Annual Meeting (the Other Materials) contain "forward-looking statements" as defined under federal securities laws. These statements are often, but are not always, made through the use of words or phrases such as "anticipates," "intends," "estimates," "plans," "expects," "continues," "believe," "guidance," "outlook," "target," "future," "potential," "goals" and similar words or phrases, or future or conditional verbs such as "will," "would," "should," "could," "may," or similar expressions. These forward-looking statements are based on our current expectations and assumptions, and are subject to risk and uncertainties that could cause our actual results or experience and the timing of events to differ significantly from the forward-looking statements. Factors that could cause or contribute to these differences include those discussed in Vericel's Annual Report on Form 10-K for the year-ended December 31, 2025, as filed with the SEC on February 26, 2026 under "Risk Factors," "Management's Discussion and Analysis of Financial Condition" and "Results of Operations" and elsewhere in the Annual Report. You should carefully consider that information before voting.

These forward-looking statements reflect our views as of the date hereof and Vericel does not assume and specifically disclaims any obligation to update any of these forward-looking statements to reflect a change in its views or events or circumstances that occur after the date of this release except as required by law.

Approval

The contents of this Proxy Statement and the sending thereof to shareholders have been authorized by the Board.

By Order of the Board of Directors:

Sean Flynn
Chief Legal Officer
March 19, 2026

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64 Sidney Street, Cambridge, MA 02139
www.vcel.com